Resource Estimates

for La Cabeza Gold Project,

Mendoza Province, Argentina

Prepared for Exeter Resource Corporation

by Arnold van der Heyden and Bill Yeo

of Hellman & Schofield Pty. Ltd.

The contents of this report are CONFIDENTIAL and PROPRIETARY. The report may not be released to any third party without the written consent of both
Hellman & Schofield and Exeter Resource Corporation

May, 2005

#

Summary

Resource Estimates

for La Cabeza Gold Project,

Mendoza Province, Argentina

Prepared for Exeter Resource Corporation

by Arnold van der Heyden and Bill Yeo

of Hellman & Schofield Pty. Ltd.

The contents of this report are

CONFIDENTIAL and PROPRIETARY.

The report may not be released to any third party

without the written consent of both
Hellman & Schofield and Exeter Resource Corporation

Copyright ©2005 Hellman & Schofield Pty. Ltd.

Hellman & Schofield Pty. Ltd.

A.B.N. 14 083 082 722

Suite 6, 3 Trelawney Street

Eastwood, New South Wales, 2122

phone:

(02) 9858 3863

fax:

(02) 9858 4057

email:

hellscho@hellscho.com.au

    web:

www.hellscho.com.au

#

Summary

Summary

Hellman & Schofield Pty Ltd (H&S) was requested by representatives of Exeter Resource Corporation (Exeter) to prepare resource estimates for a number of gold deposits at their La Cabeza Project in Mendoza Province, Argentina.

Initial estimates were prepared by H&S in late 2004 for 5 deposits - Cuello, Ojo, Luna, Mandibula and Cachete.  Four deposits were estimated for gold and silver as part of this exercise – Cuello, Ojo, Luna and Mandibula (Cachete was not requested).

Exeter supplied the drill hole database for the deposits, which H&S accepted in good faith as an accurate, reliable and complete representation of the available data.  H&S performed only limited validation of the data and did not review the quality control data for sampling and assaying.  Therefore, in any public reporting of resources, the responsibility for data integrity and quality resides with Exeter.

The mineralisation at La Cabeza is primarily hosted by a series of epithermal quartz vein systems of varying orientation hosted by a sequence of volcanics and volcaniclastics.

Exeter provided wireframe models of geological features that were used as domain boundaries for data analysis and resource estimation.  Gold grade estimation was performed using full multiple indicator kriging (MIK), while silver was estimated using ordinary kriging (OK).  OK estimates were also produced for gold, using a smaller block size than the MIK panels.  Nominal density values were assigned to the models for calculation of resource tonnage.

Conclusions

•

The database for La Cabeza generally appears to be satisfactory for resource estimation.  However, H&S performed only very limited validation of this information and responsibility for quality and integrity of the data rests with Exeter.

•

The preferred model for each deposit is the MIK recoverable estimate rather than the OK estimate.  The MIK recoverable estimates assume a 2.5x5x5m selective mining unit.

•

The total MIK gold resource for Cuello, using an 0.5g/t cutoff for gold is:

Class	Mt	g/t Au	Moz Au
Indicated	1.24	3.08	0.12
Inferred	2.40	1.67	0.13
Total	3.64	2.15	0.25

•

The total gold MIK resource for Ojo, using an 0.5g/t cutoff for gold is:

Class	Mt	g/t Au	Moz Au
Indicated	1.74	2.22	0.12
Inferred	1.53	0.93	0.05
Total	3.27	1.62	0.17

•

The total MIK gold resource for Luna, using an 0.5g/t cutoff for gold is:

Class	Mt	Au g/t	Moz Au
Indicated	1.87	1.57	0.09
Inferred	3.62	1.16	0.13
Total	5.49	1.30	0.23

•

The total MIK gold resource for Mandibula, using an 0.5g/t cutoff for gold is:

Class	Mt	Au g/t	Moz Au
Indicated	1.33	1.16	0.05
Inferred	3.97	1.03	0.13
Total	5.3	1.06	0.18

•

The new gold estimates have been reported according to the JORC Code and the authors have the requisite experience to act as Competent Persons under the code.

•

Silver estimates are based on very little actual data and cannot be reported under the JORC code.  Further silver assaying would be required for the public reporting of any silver resource.

Recommendations

•

The La Cabeza database requires independent validation to ensure its accuracy and completeness if Exeter requires H&S to assume responsibility for the data in public reporting.

•

The sampling and assaying quality control data needs to be compiled and analysed as part of database validation.

•

The quality of RC drilling needs to be assessed by twinning some holes with diamond core.  Sample weights should be recorded for RC drilling as an indication of sample recovery and integrity.

•

Further work appears to be required to improve the geological interpretation of the deposits and the understanding of the controls on mineralisation.

•

Additional drilling is required to better define the continuity of mineralisation and to allow some Measured resources to be defined.

•

Additional assaying for silver will be necessary if more reliable estimates are required for this element.

•

#

La Cabeza Resource Estimates

Contents

1	INTRODUCTION	6

2	EL CUELLO	6
2.1	Data Validation	6
2.2	Data Analysis	8
2.2.1	Geological Interpretation	8
2.2.2	Data Distribution	8
2.2.3	Sample Composites	8
2.2.4	Univariate Analysis – Gold	9
2.2.5	Univariate Analysis – Silver	12
2.2.6	Bivariate Analysis	12
2.2.7	Spatial Analysis	13

3	EL OJO	20
3.1	Data Validation	20
3.2	Data Analysis	22
3.2.1	Geological Interpretation	22
3.2.2	Data Distribution	23
3.2.3	Sample Composites	23
3.2.4	Univariate Analysis – Gold	23
3.2.5	Univariate Analysis – Silver	26
3.2.6	Bivariate Analysis	27
3.2.7	Spatial Analysis	28
3.3	Estimation	31
3.4	Resource Classification	33
3.5	Model Validation	34

4	LUNA	35
4.1	Data Validation	35
4.2	Data Analysis	36
4.2.1	Geological Interpretation	36
4.2.2	Data Distribution	38
4.2.3	Sample Composites	38
4.2.4	Univariate Analysis – Gold and Silver	38
4.2.5	Bivariate Analysis	39
4.2.6	Spatial Analysis	39
4.3	Estimation	43
4.4	Resource Classification	45
4.5	Model Valuation	46

5	MANDIBULA	46
5.1	Data Validation	46
5.2	Data Analysis	47
5.2.1	Geological Interpretation	47
5.2.2	Data Distribution	48
5.2.3	Sample Composites	49
5.2.4	Univariate Analysis – Gold and Silver	49
5.2.5	Bivariate Analysis	49
5.2.6	Spatial Analysis	50
5.3	Estimation	54
5.4	Resource Classification	56
5.5	Model Valuation	57

6	CONCLUSIONS	58

7	RECOMMENDATIONS	58

#

La Cabeza Resource Estimates

List of Figures

Figure 1:	Scatter Plot of Sample Recovery versus Gold Grade for Cuello	7
Figure 2:	Histogram of Raw Sample Length for Cuello	9
Figure 3:	Log Histogram of Gold – Cuello	10
Figure 4:	Log Probability Plot of Gold – Cuello	11
Figure 5:	Grade-Metal Plot of Gold – Main Zone, Cuello	11
Figure 6:	Log Histogram of Silver – Cuello	12
Figure 7:	Log Scatter Plot of Gold and Silver – Cuello	13
Figure 8:	Median Indicator Variograms of Gold for Cuello Main Lense North	15
Figure 9:	Variograms of Gold and Silver for Cuello	16
Figure 10:	Grade-Tonnage Curves for MIK and OK Gold Models – Cuello	18
Figure 11:	Comparison of Model and Data Grade Distributions of Gold – Cuello	20
Figure 12:	Scatter Plot of Sample Recovery versus Gold Grade for Ojo	21
Figure 13:	Histogram of Raw Sample Length for Ojo	23
Figure 14:	Boxplot of Gold in Lithology – Ojo	24
Figure 15:	Log Histogram of Gold – Ojo	25
Figure 16:	Log Probability Plot of Gold – Ojo	25
Figure 17:	Grade-Metal Plot of Gold – Ojo	26
Figure 18:	Log Histogram of Silver – Ojo	27
Figure 19:	Log Scatter Plot of Gold and Silver – Ojo	28
Figure 20:	Median Indicator Variograms of Gold for Ojo	29
Figure 21:	Variograms of Gold and Silver for Ojo	31
Figure 22:	Grade-Tonnage Curves for MIK and OK Gold Models – Ojo	33
Figure 23:	Scatter Plot of Sample Recovery versus Gold Grade for Luna	36
Figure 24:	Luna – Geological Structure and Interpretation	37
Figure 25:	Scatter Plot of Gold and Silver – Luna	39
Figure 26:	Median Indicator Variograms of Gold	41
Figure 27:	Variograms of Gold and Silver for Luna	42
Figure 28	Grade-Tonnage Curves for MIK and OK Gold Models – Luna	45
Figure 29:	Scatter Plot of Sample Recovery versus Gold Grade for Mandibula	47
Figure 30:	Mandibula – Geological Structure and Interpretation	48
Figure 31:	Scatter Plot of Gold and Silver – Mandibula	50
Figure 32:	Median Indicator Variograms of Gold	52
Figure 33:	Variograms of Gold and Silver for Mandibula	54
Figure 34:	Grade-Tonnage Curves for MIK and OK Gold Models – Mandibula	56

List of Tables

Table 1:	Cuello Zones and Domains	8
Table 2:	Gold Summary Statistics for Cuello by Zone and Domain	9
Table 3:	Silver Summary Statistics for Cuello by Zone and Domain	12
Table 4:	Gold Indicator Classes for Cuello	13
Table 5:	Cuello Variogram Models	16
Table 6:	Cuello MIK Model Dimensions	17
Table 7:	Cuello OK Model Dimensions	17
Table 8:	Cuello OK Search Strategy	17
Table 9:	Cuello MIK Search Strategy	17
Table 10:	Cuello Model Comparison	18
Table 11:	Cuello Resource Classification	19
Table 12:	Comparison of H&S and AMD Cuello Resource Estimates	20
Table 13:	Ojo Zones and Domains	22
Table 14:	Ojo Zone/Domain Combinations and Orientations	22
Table 15:	Gold Summary Statistics for Ojo by DOMZON	24
Table 16:	Silver Summary Statistics for Ojo by Zone and Domain	27
Table 17:	Gold Indicator Classes for Ojo	28
Table 18:	Ojo Variogram Models	31
Table 19:	Ojo MIK Model Dimensions	31
Table 20:	Ojo OK Model Dimensions	32
Table 21:	Ojo OK Search Strategy	32
Table 22:	Ojo Model Comparison	32
Table 23:	Ojo Resource Classification	33
Table 24:	Comparison of H&S and AMD Ojo Resource Estimates	34
Table 25:	Univariate Statistics of Gold and Silver	38
Table 26:	Gold Indicator Classes for Luna	39
Table 27:	Luna Variogram Models	42
Table 28:	Luna MIK Model Dimensions	43
Table 29:	Luna OK Model Dimensions	43
Table 30:	Luna OK Search Strategy	43
Table 31:	Luna MIK Search Strategy	44
Table 32:	Luna Model Comparison	44
Table 33:	Luna Resource Classification	45
Table 34:	Univariate Statistics of Gold and Silver	49
Table 35:	Gold Indicator Classes for Mandibula	50
Table 36:	Mandibula Variogram Models	54
Table 37:	Mandibula MIK Model Dimensions	54
Table 38:	Mandibula OK Model Dimensions	55
Table 39:	Mandibula OK Search Strategy	55
Table 40:	Mandibula MIK Search Strategy	55
Table 41:	Mandibula Model Search Comparison	56
Table 4:	Mandibula Resource Classification	57

List of Appendices

Appendix 1.  Data Listing

Appendix 2.  Down Hole Deviation

Appendix 3.  Indicator Variogram Models

Appendix 4.  Data from Exeter

Introduction

Hellman & Schofield Pty Ltd (H&S) was requested by representatives of Exeter Resource Corporation (Exeter) to prepare resource estimates for a number of gold deposits at their La Cabeza Project in Mendoza Province, Argentina.

Initial estimates were prepared by H&S in late 2004 for 5 deposits – Cuello, Ojo, Luna, Mandibula and Cachete.  Four deposits were estimated for gold and silver as part of this exercise – Cuello, Ojo, Luna and Mandibula.

Exeter supplied the drill hole database for the deposits, which H&S accepted in good faith as an accurate, reliable and complete representation of the available data.  H&S performed only very limited validation of the data and did not review the quality control data for sampling and assaying.  Therefore, in any public reporting of resources, the responsibility for data integrity and quality resides with Exeter.

The mineralisation at La Cabeza is primarily hosted by a series of epithermal quartz vein systems of varying orientation hosted by a sequence of volcanics and volcaniclastics.

Exeter provided wireframe models of geological features that were used as domain boundaries for data analysis and resource estimation.  Gold grade estimation was performed using full multiple indicator kriging (MIK), while silver was estimated using ordinary kriging (OK).  OK estimates were also produced for gold, using a smaller block size than the MIK panels.  Nominal density values were assigned to the models for calculation of resource tonnage.

El Cuello

2.1

Data Validation

Exeter supplied the drill hole database for all deposits, which H&S accepted in good faith as an accurate, reliable and complete representation of the available data.  H&S performed only very limited validation of the data and did not review the quality control data for sampling and assaying.

The data for Cuello consisted of 20 diamond core holes, 18 RC percussion holes and 7 surface channels (45 holes total – see Appendix 1).  Channel samples were cut using a diamond saw.

The local Cuello grid is based on the location of hole LCP-31 and is unrotated relative to the Gauss Kruger grid.

Drill hole collar locations were compared to topography and all holes were found to commence at surface.  However, the topography triangulation included the collar points so this comparison was of limited use.  The drill hole collars did not produce any unusual peaks or troughs in the triangulation, so they appeared reasonable.

Down hole surveys were checked for excessive deviation, i.e. >1º degree per 10m (see Appendix 2).  While a number of holes reported deviation greater than this, visual examination of the hole traces did not show any unreasonable kinks.  Surveys were therefore accepted as satisfactory.

The geological coding (major lithology) was not specifically checked, though most intervals appear to have valid codes.

Simple checks on assay values showed that summary statistics appeared reasonable and higher grades were generally surrounded by lower grade material.  There were 2,148 intervals with gold assays, but only 235 intervals with silver values.  Silver was generally only assayed where gold values exceeded 0.5g/t, though this only occurred for around half of these intervals.  The lack of silver assays is a concern if this element is of importance to the project.

Sample recovery is recorded for 1593 intervals in both DD and RC holes, though it is not clear how the RC recovery was derived.  Average recovery for Cuello is 87.8%.  A plot of recovery versus gold grade shows no obvious trend (), suggesting no obvious bias in gold grade due to poor sample recovery.  However, more detailed analysis is required to confirm this conclusion.

Figure : Scatter Plot of Sample Recovery versus Gold Grade for Cuello

No FROM-TO errors were detected in either the assay or geology files provided by Exeter.

No assay quality control, twinned hole or density data was provided to H&S, so no comment can be made regarding these issues.

2.2

Data Analysis

2.2.1

Geological Interpretation

The main zone of mineralisation at Cuello dips at around 70º to the east and averages about 20m in thickness.  A barren felsic porphyry dyke occurs along the western contact of the main zone and averages about 10m in thickness.  Minor mineralisation occurs outside the main zone, in both the hangingwall and footwall, and there is a thin cover of alluvial sand over parts of the deposit.  The deposit is divided into two (domains) by a near vertical NW-SE trending fault.

The deposit was divided into 6 zones and 2 domains, using wireframe models supplied by Exeter (see Appendix 4).  This resulted in 9 zone/domain combinations for analysis and estimation.

Table : Cuello Zones and Domains

Zone	Description
1	Main Mineralisation
2	Hangingwall
3	Footwall
4	West of CDo3
5	Dyke
6	Alluvium
Domain	Description
1	South of Fault (Cfa2)
2	North of Fault

2.2.2

Data Distribution

Holes at Cuello are drilled in nominal 50m sections with some infill drilling on 25m sections; holes are typically spaced around 30m apart on section.  Holes are drilled to the west at between 60º and 70º.

2.2.3

Sample Composites

Raw sample lengths are approximately equally distributed between 1, 2 and 3m ().

Figure : Histogram of Raw Sample Length for Cuello

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m.  For subsequent analysis and estimation, the raw samples were flagged by zone and domain using the wireframe models and then composited within each zone.  The short composite length was chosen to give sufficient samples for robust MIK estimation.

Samples with no silver grade and gold less than 0.5g/t were set to 0.5g/t Ag to limit the influence of the higher values during estimation.

2.2.4

Univariate Analysis – Gold

The univariate analysis of gold grades consisted of summary statistics, log-histograms and grade metal plots.

The summary statistics () show similar average grades for zones either side of the domain boundary, eg DOMZON 11 compared to 21 (DOMZON = DOMAIN x 10 + ZONE).  The domaining has reduced the coefficient of variation (CV=SD/mean) in the individual DOMZONs, compared to the total population.

Table : Gold Summary Statistics for Cuello by Zone and Domain

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
11	287	0.010	23.3	1.980	3.555	1.795
12	633	0.003	3.57	0.123	0.342	2.787
13	303	0.003	3.80	0.105	0.414	3.960
14	339	0.005	12.0	0.404	1.562	3.871
15	105	0.003	0.31	0.043	0.068	1.571
16	24	0.008	3.57	0.417	0.958	2.298
21	553	0.005	167	1.908	8.492	4.451
22	1244	0.003	6.20	0.138	0.480	3.482
23	411	0.005	4.05	0.211	0.462	2.191
25	192	0.003	0.50	0.038	0.072	1.912
26	66	0.010	1.48	0.117	0.183	1.562
Total	4157	0.003	167	0.519	3.362	6.479

The log histogram of gold composite grades suggests that the total population () consists of at least approximately log-normal grade distributions.

Figure : Log Histogram of Gold – Cuello

The log-probability partition plot () of the raw sample grades shows two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.02g/t (75% of the total population)and a high grade population with an average grade around 1.0g/t Au (25% of the total population).  Inspection of the histogram and partitioning of the log probability plot both show a grade of around 0.15g/t Au most effectively separates the two grade populations.

Figure : Log Probability Plot of Gold – Cuello

The grade-metal plot for Cuello Main mineralised zone () clearly demonstrates that the contained metal distribution of gold for the samples is much more skewed than the distribution of sample grades.  Half of the metal is contained in the 5% of samples above 7.2g/t and the highest grade sample (167g/t Au) contains about 10% of the total metal.  This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure : Grade-Metal Plot of Gold – Main Zone, Cuello

Typically, higher grades are less continuous than lower grades and so their influence should be limited.  Multiple indicator kriging (MIK) is considered the most appropriate estimation method for this type of grade distribution because it specifically accounts for the changing spatial continuity at different grades through a set of indicator variograms at a range of grade thresholds.  MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

2.2.5

Univariate Analysis – Silver

The log histogram plot of the raw silver data shows two or more approximately log-normal populations and is moderately skewed ().

Figure : Log Histogram of Silver – Cuello

The silver composite grades are dominated by the assumed 0.5g/t values assigned to unassayed intervals with Au<0.5g/t.

Table : Silver Summary Statistics for Cuello by Zone and Domain

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
11	202	0.50	429	21.3	63.4	2.98
12	603	0.30	40.3	0.59	1.64	2.81
13	295	0.15	30.8	0.60	1.76	2.96
14	312	0.15	2.7	0.51	0.30	0.59
15	105	0.15	7.1	0.55	0.67	1.24
16	24	0.30	0.5	0.48	0.06	0.11
21	437	0.50	1305	18.2	86.6	4.76
22	1179	0.50	28.1	0.66	1.76	2.69
23	353	0.50	0.5	0.50
25	192	0.30	1.0	0.51	0.09	0.18
26	65	0.15	1.0	0.49	0.15	0.31
Total	3767	0.15	1305	3.74	33.71	9.02

2.2.6

Bivariate Analysis

The scatter plot for gold and silver for all data () shows some correlation between the two elements with a linear correlation coefficient is 0.80.  The average Ag:Au ratio based on the available raw data is 11.8.

Figure : Log Scatter Plot of Gold and Silver – Cuello

2.2.7

Spatial Analysis

Analysis of the spatial distribution of grades for Cuello consisted of indicator variograms for gold and ordinary variography for silver.

Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold.  This was based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% (see ).  The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution.  Variography was only performed on one DOMZON (21) and applied to all other domain/zone combinations.

Table : Gold Indicator Classes for Cuello

(DOMZON=21)

Threshold Number	Grade Threshold	Cumulative Probability	Class Mean	Class Median	Class Data
1	0.03	0.10	0.011	0.010	55
2	0.07	0.20	0.046	0.046	55
3	0.10	0.30	0.084	0.080	55
4	0.20	0.40	0.142	0.140	56
5	0.31	0.50	0.253	0.260	55
6	0.55	0.60	0.388	0.380	55
7	0.94	0.70	0.727	0.709	56
8	1.33	0.75	1.173	1.165	27
9	1.85	0.80	1.608	1.680	28
10	2.60	0.85	2.283	2.350	28
11	3.51	0.90	3.047	2.930	27
12	6.20	0.95	4.594	4.220	28
13	9.59	0.97	7.570	7.100	11
14	27.1	0.99	13.96	11.25	11
15	167	1.00	62.48	51.89	6

All indicator variogram models were exponential and show a number of features (see Appendix 3).  The nugget effect increases at higher thresholds while the variogram ranges decrease.  The ranges in the down dip direction are significantly longer than along strike.

In the plane of mineralisation, most of the total variance occurs within short scale variogram structures (£25m), with only minor secondary structures with longer ranges.  The down hole variograms generally have short primary ranges.  Typical examples of the indicator variograms are shown in .

Figure : Median Indicator Variograms of Gold for Cuello Main Lense North

(DOMZON 21: down hole, along strike and down dip)

Ordinary variogram models were generated for gold and silver in Main Lenses North () and the variogram models are tabulated in .

Variogram: AU_azm90pln0
Variogram γ(h)
lag distance (h)
0
0.2
0.4
0.6
0.8
1.0
1.2
0
21
42
63
84
105
126

Figure : Variograms of Gold and Silver for Cuello

(Main Lense Sulphide [DOMZON 21]: down hole, along strike and down dip)

Table : Cuello Variogram Models

Element	Structure	Variance	X range	Y Range	Z range
Au	Nugget	0.2	-	-	-
(exponential)	1	0.5	3	25	25
	2	0.2	5	25	60
	3	0.1	5	40	60
Ag	Nugget	0.2	-	-	-
(exponential)	1	0.5	4.5	25	25
	2	0.2	4.5	25	100
	3	0.1	4.5	50	100

2.3

Estimation

Two resource estimates were prepared for Cuello – an OK estimate for gold and silver and an MIK estimate for gold.  The final preferred model has an MIK estimate for gold and a regularised OK estimate for silver.

The extent of the new models is given in .  The MIK model used 5x25x10m blocks, while the OK model used 2.5x12.5x10m blocks.

Ideally, the MIK model would use blocks equivalent in size to the data spacing.  The MIK model block size approximates the data spacing along strike (Y=25m) in the better drilled areas.  The vertical direction (Z) was limited to 10m – twice the bench height and around half the data spacing – as a compromise between bench height and data spacing.  The across dip direction (X) was set to 5m wide, partly to compensate for the shorter vertical length.

Table : Cuello MIK Model Dimensions

MODPROT	X	Y	Z
Origin	10250	10000	1000
Maximum	10600	10350	1250
Block Size	5	25	10
Number of blocks	70	14	25
Length	350	350	250

For the OK model, blocks approximating half the data spacing were used.

Table : Cuello OK Model Dimensions

MODPROT	X	Y	Z
Origin	10250	10000	1000
Maximum	10600	10350	1250
Block Size	2.5	12.5	10
Number of blocks	140	28	25
Length	350	350	250

The search ellipse dips 70 degrees east for all zones, except zone 4 which is vertical and strikes at 337 degrees.  Details of the search strategy for the OK model are given in  for all zones except zone 4 (direction only different).

Table : Cuello OK Search Strategy

Pass/Radii	X	Y	Z
1	5	50	50
2	10	100	100
3	10	100	100
Rotations	0	20	-20
Directions	10>270	00>000	70>090
Pass/Samples	Minimum	Maximum	Octants
1	8	32	4
2	8	32	4
3	2	32	2

The search strategy for the MIK estimate was similar, though more samples were required to produce robust recoverable estimates.

Table : Cuello MIK Search Strategy

Pass/Radii	X	Y	Z
1	5	50	50
2	10	100	100
3	10	100	100
Rotations	0	20	-20
Directions	10>270	00>000	70>090
Pass/Samples	Minimum	Maximum	Octants
1	14	40	4
2	14	40	4
3	7	40	2

Nominal 1.0m composites were used for estimation.  The OK model for gold and silver used hard boundaries between domains (i.e. only using data from within that domain).  The MIK model used soft boundaries, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain.

Gold and silver grades used in the OK model were cut at the 99.5th percentile for the main zone, which resulted in the cutting of grades above 30g/t Au and 500g/t Ag.

The entire model was assigned a nominal density of 2.60t/m3, which seems acceptable because there is no obvious oxidation near surface.

A comparison of the MIK and OK model results for gold is given below ( and ).  For both models, only blocks estimates in the first 2 search passes are reported.

Table : Cuello Model Comparison

Model	mikmod1			okmod1			% Difference
Cutoff	Mt	g/t Au	Moz Au	Mt	g/t Au	Moz Au	Mt	g/t Au	Moz Au
0.2	6.25	1.38	0.28	11.04	0.87	0.31	-43%	60%	-10%
0.5	3.64	2.15	0.25	5.17	1.50	0.25	-30%	43%	1%
0.8	2.63	2.73	0.23	3.46	1.92	0.21	-24%	42%	8%
1.0	2.16	3.12	0.22	2.69	2.22	0.19	-20%	41%	13%
1.2	1.82	3.51	0.20	2.13	2.51	0.17	-15%	40%	19%
1.5	1.44	4.08	0.19	1.58	2.92	0.15	-9%	40%	27%
2.0	1.05	4.96	0.17	1.05	3.53	0.12	0%	41%	40%

Figure : Grade-Tonnage Curves for MIK and OK Gold Models – Cuello

 (1 = MIK, 2 = OK)

The OK model has higher tonnage and lower grade than the MIK model for all cutoff grades examined, though the model tonnage does converge at the highest cutoff.  The reason the MIK model has lower tonnage and higher grade is that the SMU for the recoverable MIK model was 2.5x5x5m (despite the large block size) while the SMU for the OK model was the block size of 2.5x12.5x10m.  Therefore, the MIK estimate is more selective than the OK model.

2.4

Resource Classification

The resource classification for the Cuello MIK gold model is based primarily on the estimation search pass, which is determined by data density.  A breakdown of the resources by estimation pass at the economic cutoff grades (0.5g/t Au) is given in .  The first search pass is considered to be an Indicated resource, while the second pass has been classified as an Inferred resource.  The third pass is not considered sufficiently reliable to be classified into a JORC and has therefore been termed potential.

Table : Cuello Resource Classification

(at 0.5% Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Moz Au	Moz Ag
Indicated	1.24	3.08	19.9	0.12	0.79
Inferred	2.40	1.67	5.1	0.13	0.39
Potential	1.48	1.76	1.5	0.08	0.07
Total	5.12	2.04	7.6	0.34	1.26
Ind+Inf	3.64	2.15	10.1	0.25	1.19

The silver estimates are based much less actual data (337/4286 1m composites = 7.9%) than the gold estimates and the bulk of the silver “data” are an assumed value of 0.5g/t where Au <0.5g/t.  Therefore, the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the JORC code.

If Exeter wish to report silver resources, a substantial silver assay program will be required to ensure that there are silver assays within and immediately adjacent to all the zones of significant gold mineralisation.

2.5

Model Validation

The Cuello model was validated by visual comparison of block and drill hole grades, comparison of model and data statistics, examination of grade-tonnage curves and comparison with previous estimates.

The visual comparison of block and drill hole grades on screen in Datamine showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

A comparison of model and data statistics show comparable average gold grades (0.52 versus 0.58g/t Au), allowing for data clustering and smoothing, and the histograms have a similar shape ().

The grade-tonnage curves show smooth gradational distributions without unusual kinks, which appear plausible.

Figure : Comparison of Model and Data Grade Distributions of Gold – Cuello

A comparison between the H&S recoverable MIK estimates and the AMD polygonal estimates is given in .  The estimates have comparable grades though the MIK model has consistently higher tonnage, which is probably due to the larger volume estimated.

Table : Comparison of H&S and AMD Cuello Resource Estimates

Cutoff (g/t Au)	H&S MIKrec 2005			AMD polygonal			% Difference
	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz	Mt	g/t Au	Koz
0.5	3.64	2.15	251	2.39	2.10	161	52%	2%	56%
1.0	2.16	3.12	217	1.38	3.24	144	57%	-4%	51%
2.0	1.05	4.96	167	0.85	4.52	124	23%	10%	34%

El Ojo

3.1

Data Validation

The local Ojo grid is based on the location of hole LCP-27 and is rotated by 60º clockwise relative to the Gauss Kruger grid.

The data for Ojo consisted of 6 diamond core holes, 35 RC percussion holes and 39 surface channels (80 holes total – see Appendix 1).  All channel samples used for estimation were cut using a diamond saw.

The limited data validation performed by H&S for Ojo was similar to that for Cuello:

•

Drill hole collar locations compared satisfactorily with topography although the topography triangulation did include the collar points.

•

Down hole surveys were checked for excessive deviation and visual examination of the hole traces did not show any unreasonable kinks or bends.

•

The geological coding (major lithology) was not specifically checked, though most intervals appeared to have valid codes.

•

Summary statistics on assay values appeared reasonable and higher grades were generally surrounded by lower grade material.

•

There were 1,751 intervals with gold assays, but only 448 intervals with silver values.

•

Sample recovery is recorded for 1,190 intervals in both DD and RC holes and averages 76.4% for Ojo.  A plot of recovery versus gold grade shows lower average grade with lower recovery (), though more detailed analysis is required to confirm this conclusion.

Figure : Scatter Plot of Sample Recovery versus Gold Grade for Ojo

•

No FROM-TO errors were detected in either the assay or geology files provided by Exeter.

•

No assay quality control, twinned hole or density data was provided to H&S, so no comment can be made regarding these issues.

3.2

Data Analysis

3.2.1

Geological Interpretation

The main zone of mineralisation at Ojo occurs either side of a central barren felsic porphyry dyke that dips at around 45>075 and averages about 15m in thickness.  Much of the main mineralisation at Ojo is interpreted by Exeter as dipping to the west at between 35º and 65º, except for a narrow zone parallel to the footwall of the central dyke.

There is also minor mineralisation east and west of the main zone parallel to other barren porphyry dykes that dip moderately to steeply east.

Alluvial sand covers the flanks of the main zone, which forms a prominent ridge.

The model for Ojo was divided into 5 zones by lithology/mineralisation and 4 domains by faulting, using wireframe models supplied by Exeter.  This resulted in 10 zone/domain combinations.

Table : Ojo Zones and Domains

Zone	Description
1	Main Mineralisation
2	Hangingwall
3	Footwall
5	Dyke
6	Alluvium
Domain	Description
1	Central (between F1 & F3)
2	East (of F1)
3	West (of F3)
4	North (of F4 & F8)

The domain/zone combinations (DOMZON = DOMAIN x 10 + ZONE) have differing orientations, a shown in the table below.

Table : Ojo Zone/Domain Combinations and Orientations

DOMZON	Orientation
11,15	40>175
12	60>090
13	35>090
21,25	80>090
31,35	30>090
41	80>090

3.2.2

Data Distribution

Holes at Ojo are drilled on nominal 50m sections while channel samples have been cut at on 25m sections.  Drill holes are typically spaced around 25m apart on section and are drilled vertically or dipping 60º to the east or west.

3.2.3

Sample Composites

Raw sample lengths at Ojo are approximately equally distributed between 1, 2 and 3m ().

Figure : Histogram of Raw Sample Length for Ojo

A nominal 1.0m sample composite length was chosen, with a minimum composite of 0.5m.  For subsequent analysis and estimation, the raw samples were flagged by zone and domain using the wireframe models and then composited within each zone.  The short composite length was chosen to give sufficient samples for robust MIK estimation.

Samples with no silver grade and gold less than 0.5g/t were set to 0.5g/t Ag to limit the influence of the higher values during estimation.

3.2.4

Univariate Analysis – Gold

The univariate analysis of gold grades consisted of boxplots, summary statistics, log-histograms and grade metal plots.

The boxplot of gold grade by major lithology shows that the best grades occur in the hydrothermal breccias (Hbx) and that significant mineralisation occurs in variants of the Volcanic Felsic Porphyry (Vfp).

Figure : Boxplot of Gold by Lithology – Ojo

The summary statistics for Ojo by DOMZON are presented in .  The domaining has reduced the CV in the individual DOMZONs, compared to the total population.

Table : Gold Summary Statistics for Ojo by DOMZON

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
11	200	0.010	19.0	2.038	2.829	1.388
12	867	0.008	483	3.597	21.31	5.925
13	506	0.005	3.62	0.345	0.547	1.588
15	147	0.005	0.81	0.067	0.097	1.447
16	21	0.090	2.75	0.564	0.670	1.187
21	880	0.005	7.55	0.467	0.741	1.586
25	122	0.005	0.62	0.038	0.067	1.784
31	261	0.005	1.79	0.119	0.250	2.103
35	26	0.005	0.27	0.016	0.051	3.226
41	368	0.003	2.72	0.191	0.299	1.572
51	8	0.003	0.15	0.057	0.070	1.223
55	4	0.003	0.02	0.018	0.009	0.481
Total	3410	0.003	483	1.244	10.874	8.744

The log histogram of gold composite grades suggests that the total population () consists of at least approximately log-normal grade distributions.

Figure : Log Histogram of Gold – Ojo

The log-probability partition plot () of the raw sample grades shows two distinct and approximately log-normal grade distributions – a low grade population with a mean gold grade around 0.02g/t (20% of the total population)and a high grade population with an average grade around 0.4g/t Au (80% of the total population).  Inspection of the histogram and partitioning of the log probability plot both show a grade of around 0.10g/t Au most effectively separates these two grade populations.  There also appears to be a very small, very high grade population.

Figure : Log Probability Plot of Gold – Ojo

The grade-metal plot for all Ojo gold assays () clearly demonstrates that the contained metal distribution of gold for the samples is much more skewed than the distribution of sample grades.  Half of the metal is contained in the 2% of samples above 8.3g/t and the highest grade sample (483g/t Au) contains about 11% of the total metal.  This indicates that the handling of high grade samples during estimation will be critical to the resource.

Figure : Grade-Metal Plot of Gold – Ojo

MIK was considered the most appropriate estimation method for the gold grade distribution at Ojo for the same reasons that it was used for Cuello.

3.2.5

Univariate Analysis – Silver

The log histogram plot of the raw silver data for Ojo essentially shows a single approximately log-normal population and is moderately skewed ().  There may be a small high grade population around 100g/t Ag.

Figure : Log Histogram of Silver – Ojo

The silver composite grades are dominated by the assumed 0.5g/t values assigned to unassayed intervals with Au<0.5g/t.

Table : Silver Summary Statistics for Ojo by Zone and Domain

DOMZON	Samples	Minimum	Maximum	Mean	SD	CV
11	127	0.5	26.5	4.86	4.49	0.92
12	583	0.5	152	4.50	12.2	2.70
13	441	0.5	16.1	1.32	2.43	1.84
15	147	0.5	5.3	0.70	0.80	1.14
16	19	0.5	3.9	0.96	0.92	0.96
21	664	0.5	23.7	0.77	1.61	2.08
25	121	0.5	3.3	0.55	0.32	0.58
31	246	0.5	0.5	0.50
35	26	0.5	0.5	0.50
41	344	0.5	6.2	0.58	0.50	0.86
51	8	0.5	0.5	0.50
55	4	0.5	0.50	0.500
All	2730	0.5	152	1.78	6.08	3.41

3.2.6

Bivariate Analysis

The scatter plot for gold and silver for all data () shows weak correlation between the two elements although the linear correlation coefficient is 0.88 – this is due to a few very high grade samples that dominate the correlation.  The average Ag:Au ratio for Ojo based on the available raw data is 1.4.

Figure : Log Scatter Plot of Gold and Silver – Ojo

3.2.7

Spatial Analysis

The analysis of spatial distribution of grades for Ojo consisted of indicator variograms for gold and ordinary variography for silver, much the same as for Cuello.

Variography for Ojo was difficult and H&S could not find continuity in some directions suggested by Exeter.  Eventually, variograms were generated for Domain 1 (all zones) essentially parallel to the dyke.  These variograms were applied to all zones and domains, with directions as indicated in .

Table : Gold Indicator Classes for Ojo

(DOMZON=12)

Threshold Number	Grade Threshold	Cumulative Probability	Class Mean	Class Median	Class Data
1	0.09	0.10	0.05	0.051	86
2	0.17	0.20	0.13	0.13	87
3	0.28	0.30	0.23	0.23	87
4	0.45	0.40	0.37	0.37	86
5	0.71	0.50	0.58	0.58	87
6	1.00	0.60	0.87	0.88	87
7	1.71	0.70	1.26	1.24	86
8	2.28	0.75	2.02	2.03	44
9	2.90	0.80	2.51	2.49	43
10	3.93	0.85	3.41	3.40	43
11	5.95	0.90	4.78	4.62	44
12	9.37	0.95	7.60	7.53	43
13	13.8	0.97	11.8	12.6	17
14	33.1	0.99	20.8	21.0	18
15	483	1.00	151.2	100.5	9

All indicator variogram models for Ojo were fitted with exponential models and show similar features to those for Cuello (see Appendix 3).  In the plane of mineralisation, most of the total variance occurs within short scale variogram structures (£25m), with only minor secondary structures with longer ranges.  The down hole variograms generally have short primary ranges.  Typical examples of the indicator variograms are shown in .

Figure : Median Indicator Variograms of Gold for Ojo

(Domain 1: down hole, along strike and down dip)

Ordinary variogram models were generated for gold and silver in Domain 1 () and the variogram models are tabulated in .

Figure : Variograms of Gold and Silver for Ojo

(Domain 1: down hole, along strike and down dip)

Table : Ojo Variogram Models

Element	Structure	Variance	X range	Y Range	Z range
Au	Nugget	0.2	-	-	-
(exponential)	1	0.5	20	20	1
	2	0.2	20	20	6
	3	0.1	20	20	6
Ag	Nugget	0.2	-	-	-
(exponential)	1	0.5	25	20	5
	2	0.2	60	20	8
	3	0.1	100	20	8

3.3

Estimation

Two resource estimates were prepared for Ojo – an OK estimate for gold and silver and an MIK estimate for gold.  The final preferred model has an MIK estimate for gold and a regularised OK estimate for silver.

The extent of the new models is given in .  The MIK model used 5x25x10m blocks, while the OK model used 2.5x12.5x10m blocks.

Table : Ojo MIK Model Dimensions

MODPROT	X	Y	Z
Origin	1900	1750	1080
Maximum	2250	2100	1280
Block Size	5	25	10
Number of blocks	70	14	20
Length	350	350	200

Table : Ojo OK Model Dimensions

MODPROT	X	Y	Z
Origin	1900	1750	1080
Maximum	2250	2100	1280
Block Size	2.5	12.5	10
Number of blocks	140	28	20
Length	350	350	200

The search ellipse orientation for each DOMZON is given in .  Details of the search strategy for the OK model are given in .

Table : Ojo OK Search Strategy

Pass/Radii	X	Y	Z
1	50	50	10
2	100	100	20
3	100	100	20
Pass/Samples	Minimum	Maximum	Octants
1	8	32	4
2	8	32	4
3	4	32	2

The search strategy for the MIK estimate used the same radii as the OK estimate, though more samples were required as for Cuello.

Nominal 1.0m composites were used for estimation.  The OK model for gold and silver used hard boundaries between domains (i.e. only using data from within that domain).  The MIK model used soft boundaries, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain.

Grades used for the OK estimate were cut at the same levels as for Cuello, i.e. 30g/t Au and 500g/t Ag.

The entire model was assigned a nominal density of 2.60t/m3, which seems acceptable because there is no obvious oxidation near surface.

A comparison of the MIK and OK model results for gold is given below ( and ).  For both models, only blocks estimates in the first 2 search passes are reported.

Table : Ojo Model Comparison

Model	mikmod1			okmod1			% Difference
Cutoff	Mt	g/t Au	Moz Au	Mt	g/t Au	Moz Au	Mt	g/t Au	Moz Au
0.2	6.95	0.94	0.21	4.41	0.93	0.13	57%	1%	58%
0.5	3.27	1.62	0.17	2.47	1.40	0.11	32%	16%	53%
0.8	1.75	2.48	0.14	1.45	1.94	0.09	21%	28%	54%
1.0	1.29	3.04	0.13	1.08	2.30	0.08	20%	32%	59%
1.2	1.04	3.52	0.12	0.84	2.64	0.07	24%	33%	65%
1.5	0.81	4.14	0.11	0.61	3.13	0.06	33%	32%	75%
2.0	0.59	5.02	0.10	0.40	3.88	0.05	49%	29%	93%

Figure : Grade-Tonnage Curves for MIK and OK Gold Models – Ojo

 (1 = MIK, 2 = OK)

The OK model has lower tonnage and lower grade than the MIK model for all cutoff grades examined, though the model grades do converge at the lower cutoffs.  The MIK model has higher grade because of the smaller SMU.  The higher tonnage in the MIK model probably arises because many blocks with low average grade still have some proportion of higher grade material.

3.4

Resource Classification

The resource classification for the Ojo MIK gold model is based primarily on the estimation search pass, as for Cuello.

Table : Ojo Resource Classification

(at 0.5% Au Cutoff Grade)

Class	Mt	g/t Au	g/t Ag	Moz Au	Moz Ag
Indicated	1.74	2.22	3.1	0.12	0.17
Inferred	1.53	0.93	1.1	0.05	0.06
Potential	0.94	0.87	0.7	0.03	0.02
Total	4.21	1.45	1.8	0.20	0.25
Ind+Inf	3.27	1.62	2.2	0.17	0.23

The silver estimates for Ojo are based much less actual data (485/3410 1m composites = 14.2%) than the gold estimates and comments regarding the silver resources at Cuello apply equally to Ojo, i.e. they are only indicative order of magnitude estimates and cannot be reported according to the JORC code.  Further silver assaying would be required for the public reporting of any silver resource.

3.5

Model Validation

The Ojo model was validated using the same methods as for Cuello.  Visual comparison of block and drill hole grades showed reasonable agreement between the data and estimates, and the domain boundaries were honoured.  Statistical comparisons were satisfactory and grade-tonnage data is plausible.

A comparison between the H&S recoverable MIK estimates and the AMD polygonal estimates for Ojo is given in .  The estimates have comparable grades though the MIK model has consistently higher tonnage, which is probably due to the larger volume estimated.

Table : Comparison of H&S and AMD Ojo Resource Estimates

Cutoff (g/t Au)	H&S MIKrec 2005			AMD polygonal			% Difference
	Mt	g/t Au	Koz Au	Mt	g/t Au	Koz	Mt	g/t Au	Koz
0.5	3.27	1.62	170	2.31	1.72	128	42%	-6%	33%
1.0	1.29	3.04	126	1.13	2.81	102	14%	8%	24%
2.0	0.59	5.02	95	0.56	4.24	76	6%	19%	26%

Luna

4.1

Data Validation

Exeter supplied the drill hole database for all deposits, which H&S accepted in good faith as an accurate, reliable and complete representation of the available data.  H&S performed only very limited validation of the data and did not review the quality control data for sampling and assaying.

The data for Luna consisted of 14 diamond core holes, 25 RC percussion holes and 15 surface channels (44 holes total).  Channel samples were cut using a diamond saw.

The local Luna grid is based on the location of hole LCP-41 and is unrotated.

Drill hole collar locations were compared to topography and all holes were found to commence at surface.  However, the topography triangulation included the collar points so this comparison was of limited use.  The drill hole collars did not produce any unusual peaks or troughs in the triangulation, so they appeared reasonable.

Down hole surveys were checked for excessive deviation by visual examination of the hole traces and did not show any unreasonable kinks and were therefore accepted as satisfactory.

The geological coding (major lithology) was not specifically checked, though all intervals appeared to have valid codes.

Simple checks on assay values showed that summary statistics appeared reasonable and higher grades were generally surrounded by lower grade material.  There were 2,319 drill hole intervals with gold assays, but only 516 intervals with silver values.  Silver was generally only assayed where gold values exceeded 0.5g/t, though this only occurred for around 70% of these intervals.  The lack of silver assays is a concern if this element is of importance to the project.

Sample recovery is recorded for 2,212 intervals in both DD and RC holes, though it is not clear how the RC recovery was derived.  Average recovery for Luna is ~81%.  A plot of recovery versus gold grade shows no obvious trend (), suggesting no obvious bias in gold grade due to poor sample recovery.  However, more detailed analysis is required to confirm this conclusion.

Figure : Scatter Plot of Sample Recovery versus Gold Grade for Luna

No FROM-TO errors were detected in either the assay or geology files provided by Exeter.

No assay quality control, twinned hole or density data was provided to H&S, so no comment can be made regarding these issues.

4.2

Data Analysis

4.2.1

Geological Interpretation

The geological interpretation was supplied by Exeter ().  The interpretation comprises three discrete faults and two domain bounding structures, which together define four geological domains.  Drill holes, and consequently significant gold mineralisation, are largely confined to domains 1&2 although some drilling is outside of these domains.

MineSight 3D - 3.40-00 (058) - [C:\1_work_files\Luna\ms] - [Viewer 1 - 3D]
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channel 3K
channel_xyz.csv 6K
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dat_with_okag 3K
dh and channnel comps 3K
dh assay 4K
dh composites 4K
geology 4K
e:2184.60 n:2090.71 z:1072.57 diff:0.00 0.00 0.00 azm:0.00 dip:0.00 (0.00%, 1:0.00) dist:0.00
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Figure : Luna – Geological Structure and Interpretation

The following description of the controls on and attitude of the mineralisation was supplied ():

•

Fault 1 (Lfa1-WF)

Definite hard boundary, where mineralisation east and west of this fault both dip 30-35 degrees to the west and strike approximately north.

•

Fault 5 (Lfa5_WF)

Definite hard boundary, where mineralisation above the fault is terminated, and mineralisation below the fault is interpreted to sub-parallel the structure (approx 40 degrees to the east).

•

Fault 6 (Lfa6_WF)

Definite hard boundary fault, which terminates mineralisation and other structures.

•

Domain boundary structure (Ldo2_WF)

Hard boundary domain, where mineralisation east of structure dips 30-35 degrees to the west, and strikes approximately north.  Mineralisation to the west is sub-vertical to a slight westerly dip, and sub-parallels the domain boundary.  Most of this domain boundary is coincident with a structure that defines the eastern limit of vein 32.

The deposit was divided into 4 domains based on the details and wire frames discussed above:

•

Domain 1 occurs above fault 5, west of fault 1 and east of the domain boundary structure.  Mineralisation dips 35 degrees to the west

•

Domain 2 occurs above fault 5, west of the domain boundary structure and south of fault 6.  Mineralisation dips sub-vertically.

•

Domain 3 occurs below fault 5.  Mineralisation dips 40 degrees to the east

•

Domain 4 occurs to the east of fault 1.  Mineralisation dips 35 degrees to the west.

4.2.2

Data Distribution

Holes at Luna are drilled on nominal 50m sections.  Spacing of holes on section varies, and holes are drilled to the both the east and west.  Dips vary between 45º -90º.

4.2.3

Sample Composites

Drill hole assay samples were collected over a range of down hole intervals from <1m to 3m.  A nominal 2.0m sample composite length was chosen.  Channel samples were not composited as the sampled lengths were generally 2m or thereabouts.

For subsequent analysis and estimation, the raw samples were flagged by domain using the wireframe models and then composited within each zone.  The composite length was chosen to give sufficient samples for MIK estimation.

Samples with no silver grade and gold less than 0.5g/t were set to 0.15g/t Ag to limit the influence of the higher values during estimation.

4.2.4

Univariate Analysis – Gold and Silver

The statistics of gold are shown in .  Domain 4 contains too few data to separate out and, since it has the same style and orientation of mineralisation as domain 1, data is included with domain 1.

Table : Univariate Statistics of Gold and Silver

Domain	1	2	3	all
	Au	Au	Au	Ag
data	1,214	532	754	600
mean	0.85	0.95	0.18	10.97
Coef varn	2.83	2.14	2.13	2.46
minimum	0.00	0.00	0.00	0.30
q1	0.07	0.11	0.02	2.90
median	0.20	0.30	0.06	5.25
q3	0.64	0.89	0.17	10.70
maximum	41.64	21.90	4.70	417.00
irq	0.57	0.77	0.15	7.80

It is important to note that the coefficient of variation for gold is greater than 2, for all domains.  As discussed in previous sections Multiple indicator kriging (MIK) is considered the most appropriate estimation method for this type of grade distribution because it specifically accounts for the changing spatial continuity at different grades through a set of indicator variograms at a range of grade thresholds.  MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

4.2.5

Bivariate Analysis

The scatter plot for gold and silver for all data () shows only poor correlation between the two elements with a linear correlation coefficient of 0.51.  The average Ag:Au ratio based on the available raw data is 8.3.

Figure : Scatter Plot of Gold and Silver – Luna

4.2.6

Spatial Analysis

Analysis of the spatial distribution of grades for Luna consisted of indicator variograms for gold and ordinary variography for silver.

Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold.  This was based on deciles to 70%, and then at 5% intervals to 95%, then 97 and 99% (see ).  The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution.

Table : Gold Indicator Classes for Luna

Luna	Domain 1		Domain 2		Domain 3		Domain 4
CumProb	GradThres	ClassMean	GradThres	ClassMean	GradThres	ClassMean	GradThres	ClassMean
0.10	0.02	0.009	0.04	0.016	0.01	0.004	0.01	0.003
0.20	0.05	0.036	0.08	0.060	0.02	0.009	0.01	0.005
0.30	0.09	0.071	0.14	0.113	0.03	0.022	0.01	0.005
0.40	0.13	0.112	0.20	0.169	0.05	0.035	0.01	0.008
0.50	0.20	0.165	0.30	0.247	0.07	0.055	0.02	0.014
0.60	0.32	0.257	0.46	0.363	0.10	0.081	0.05	0.033
0.70	0.49	0.396	0.73	0.581	0.15	0.124	0.09	0.060
0.75	0.64	0.564	0.89	0.797	0.19	0.170	0.12	0.109
0.80	0.88	0.741	1.12	1.021	0.26	0.219	0.15	0.134
0.85	1.27	1.062	1.52	1.349	0.34	0.296	0.24	0.192
0.90	1.85	1.532	2.18	1.868	0.46	0.403	0.52	0.382
0.95	3.43	2.473	3.82	2.802	0.66	0.565	1.60	1.186
0.97	5.50	4.373	5.23	4.667	0.90	0.766	1.68	1.655
0.99	10.21	7.727	9.29	6.974	1.85	1.216	2.75	2.593
1.00	41.64	18.622	21.90	15.161	3.23	2.416	6.52	5.611

Typical examples of the indicator variograms are shown in .

Variogram: rank_azm15pln35_Ind_4.50
variogram γ(h)
lag distance (h)
Model Params:
c0: 0.15 nugget 0.0
c1: 0.45 expon 7.
c2: 0.4 spher 94.
total: 1.
509
550
561
576
530
492
416
330
0
0.2
0.4
0.6
0.8
1.0
1.2
2
4
6
8
10
12
14
16

Variogram: rank_azm105pln0_Ind_4.50
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
146
2355
1440
659
594
527
Model Params:
c0: 0.15 nugget 0.0
c1: 0.45 expon 35.
c2: 0.4 spher 62.
total: 1.

Variogram: rank_azm15pln-55_Ind_4.50
variogram γ(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
2
4
6
8
10
12
14
676
710
750
488
469
441
424
Model Params:
c0: 0.15 nugget 0.0
c1: 0.45 expon 6.
c2: 0.4 spher 36.
total: 1.

Figure : Median Indicator Variograms of Gold.

(Domain1: down dip, along strike and across dip)

Ordinary variogram models were generated for gold for domains 1&2 and silver (domains 1&2 combined); the variogram models are shown in  and tabulated in .

Variogram: Au_azm15pln35
variogram γ(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
2
4
6
8
10
12
14
16
509
550
561
576
530
330
Model Params:
c0: 0.36 nugget 0.0
c1: 0.38 expon 4.5
c2: 0.26 spher 12.
total: 1.

Variogram: ag_azm15pln35
variogram γ(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
5
10
15
20
25
9285
9566
7106
4001
Model Params:
c0: 0.5 nugget 0.0
c1: 0.31 expon 5.
c2: 0.19 spher 27.
total: 1.

Variogram: Au_azm105pln0
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
146
2355
1440
659
594
527
Model Params:
c0: 0.36 nugget 0.0
c1: 0.38 expon 30.
c2: 0.26 spher 64.
total: 1.

Variogram: ag_azm105pln0
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
126
4357
9999
5794
3076
8361
2961
Model Params:
c0: 0.5 nugget 0.0
c1: 0.31 expon 26.
c2: 0.19 spher 56.
total: 1.

Variogram: Au_azm15pln-55
variogram γ(h)
lag distance (h)
675
710
747
750
488
469
441
424
Model Params:
c0: 0.36 nugget 0.0
c1: 0.38 expon 8.
c2: 0.26 spher 15.
total: 1.

Variogram: ag_azm15pln-55
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
5
10
15
20
25
6895
7395
7754
5106
5342
5207
Model Params:
c0: 0.5 nugget 0.0
c1: 0.31 expon 7.
c2: 0.19 spher 66.
total: 1.

Figure : Variograms of Gold and Silver for Luna

Table : Luna Variogram Models

Gold	Structure		Variance	X range	Y Range	Z range
domain1	nugget		0.36
	C1	exp	0.35	10	15	9
	C2	sph	0.29	26	50	18
domain2	nugget		0.30
	C1	exp	0.22	26	27	7
	C2	sph	0.48	115	89	21
domain3	nugget		0.36
	C1	exp	0.35	10	15	9
	C2	sph	0.29	26	50	18

Silver	Structure		Variance	X range	Y Range	Z range
	nugget		0.50
	C1	exp	0.31	5	26	7
	C2	sph	0.19	27	56	66

4.3

Estimation

Two resource estimates were prepared for Luna – an OK estimate for gold and silver and an MIK estimate for gold.  The final preferred model has an MIK estimate for gold and a regularised OK estimate for silver.

The extent of the new models is given in .  The MIK model used 5x25x10m blocks, while the OK model used 2.5x12.5x10m blocks.

Ideally, the MIK model would use blocks equivalent in size to the data spacing.   At Luna this would be 50m along strike.  However to maintain consistency with other areas a smaller block size was used.

Table : Luna MIK Model Dimensions

	X	Y	Z
Origin	1500	1850	1000
Maximum	2100	2450	1300
Block Size	5	25	10
Number of blocks	120	24	30
Length	600	600	300

For the OK model, smaller blocks were used ().

Table : Luna OK Model Dimensions

	X	Y	Z
Origin	1500	1850	1000
Maximum	2100	2450	1300
Block Size	2.5	12.5	10
Number of blocks	240	48	30
Length	600	600	300

The search ellipse has a strike of 345 degrees and variable dips according to the structural domains.  Details of the search strategy for the OK model are given in  for all zones except zone 4 (direction only different).

Table : Luna OK Search Strategy

Pass/Radii	x	y	z
1	25	50	10
2	50	100	20
Rotations domain 1&4		35W	15W
Rotations domain 2		-90	15W
Rotations domain 3		40E	15W
Pass/Samples
	min	max	oct
1	16	32	4
2	6	32	2

The search strategy for the MIK estimate was similar (), though more samples were required to produce robust recoverable estimates.

Table : Luna MIK Search Strategy

Pass/Radii	x	y	z
1	25	50	10
2	50	100	20
Rotations domain 1&4		35W	15W
Rotations domain 2		-90	15W
Rotations domain 3		40E	15W
Pass/Samples
	min	max	oct
1	16	32	4
2	16	32	4

Nominal 2.0m composites were used for estimation.  The OK model for gold and silver used hard boundaries between domains (i.e. only using data from within that domain).  The MIK model used soft boundaries, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain.

Gold grades used in the OK model were cut at 15g/t Au; no cut was applied to silver grades.

The entire model was assigned a nominal density of 2.60t/m3, which seems acceptable because there is no obvious oxidation near surface.

A comparison of the MIK and OK model results for gold is given below ( and ).  For both models, only blocks estimates in the first 2 search passes are reported.

Table : Luna Model Comparison

Model	MIK			OK			% Differences
cut-off	Mt	g/t Au	Moz Au	tonnes	g/t Au	Moz Au	Mt	g/t Au	Moz Au
0.30	8.51	0.98	0.27	13.40	0.67	0.29	-36%	46%	-7%
0.50	5.49	1.30	0.23	6.49	0.97	0.20	-15%	33%	13%
0.70	3.78	1.62	0.20	3.45	1.31	0.15	9%	23%	35%
1.00	2.39	2.07	0.16	1.93	1.70	0.11	24%	22%	51%
1.50	1.37	2.71	0.12	0.97	2.17	0.07	41%	25%	77%
2.00	0.88	3.26	0.09	0.45	2.70	0.04	97%	21%	138%

Figure : Grade-Tonnage Curves for MIK and OK Gold Models – Luna

The OK model has higher tonnage and lower grade than the MIK model at the lower cut-off grades examined, and the MIK model tonnage is higher above the 0.7g/t Au cut-off grade.

4.4

Resource Classification

The resource classification for the Luna MIK gold model is based primarily on the estimation search pass, which is determined by data density.  A breakdown of the resources by estimation pass at the economic cut-off grades (0.5g/t Au) is given in .  The first search pass is considered to be an Indicated resource, while the second pass has been classified as an Inferred resource.

Table : Luna Resource Classification

(at 0.5% Au Cut-off Grade)

	Mt	Au g/t	Ag g/t	Moz Au	Moz Ag
Indicated	1.87	1.57	3.49	0.09	0.21
Inferred	3.62	1.16	1.87	0.13	0.22
Total	5.49	1.30	2.42	0.23	0.43

The silver estimates are based much less actual data (516/2,319 1m composites = ~22%) than the gold estimates and the bulk of the silver “data” are an assumed value of 0.15g/t where Au <0.5g/t.  Therefore, the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the JORC code.

If Exeter wish to report silver resources, a substantial silver assay program will be required to ensure that there are silver assays within and immediately adjacent to all the zones of significant gold mineralisation.

4.5

Model Validation

The Luna model was validated by visual comparison of block and drill hole grades, comparison of model and data statistics, examination of grade-tonnage curves and comparison with previous estimates.

The visual comparison of block and drill hole grades on screen in ‘Minesight’ showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

A comparison of model and data statistics show comparable average gold grades (0.52 versus 0.66g/t Au), although the average block grade is lower than the data composites.

The grade-tonnage curves show smooth gradational distributions without unusual kinks, which appear plausible.

Mandibula

5.1

Data Validation

Exeter supplied the drill hole database for all deposits, which H&S accepted in good faith as an accurate, reliable and complete representation of the available data.  H&S performed only very limited validation of the data and did not review the quality control data for sampling and assaying.

The data for Mandibula consisted of 12 diamond core holes, 20 RC percussion holes and 6 surface channels (38 holes total).  Channel samples were cut using a diamond saw.

The local Mandibula grid is based on the location of hole LCP-35 and is unrotated.

Drill hole collar locations were compared to topography and all holes were found to commence at surface.  However, the topography triangulation included the collar points so this comparison was of limited use.  The drill hole collars did not produce any unusual peaks or troughs in the triangulation, so they appeared reasonable.

Down hole surveys were checked for excessive deviation by visual examination of the hole traces and did not show any unreasonable kinks and were therefore accepted as satisfactory.

The geological coding (major lithology) was not specifically checked, though all intervals appeared to have valid codes.

Simple checks on assay values showed that summary statistics appeared reasonable and higher grades were generally surrounded by lower grade material.  There were 1,628 drill hole intervals with gold assays, but only 341 intervals with silver values.  Silver was generally only assayed where gold values exceeded 0.5g/t.  The lack of silver assays is a concern if this element is of importance to the project.

Sample recovery is recorded for 1,406 intervals in both DD and RC holes, though it is not clear how the RC recovery was derived.  Average recovery for Mandibula is ~81%.  A plot of recovery versus gold grade shows no obvious trend () suggesting no obvious bias in gold grade due to poor sample recovery.  However, more detailed analysis is required to confirm this conclusion.

Figure : Scatter Plot of Sample Recovery versus Gold Grade for Mandibula

No FROM-TO errors were detected in either the assay or geology files provided by Exeter.

No assay quality control, twinned hole or density data was provided to H&S, so no comment can be made regarding these issues.

5.2

Data Analysis

5.2.1

Geological Interpretation

The geological interpretation was supplied by Exeter ().  The interpretation comprises three discrete faults and two domain bounding structures, which together define four geological domains.  Drill holes, and consequently significant gold mineralisation, are largely confined to domains 1&2 although some drilling is outside of these domains.

MineSight 3D - 3.40-00 (058) - [C:\1_work_files\Mandibula\ms] - [Viewer 1 - 3D]
File Tools EditGrid Snap Selection Label Point Polyline Surface Element Window Compass DataBase Help
Azm 346.04
Dip -19.89
Plane North 2000.00
LCP-59
LCP-58
LCP-132
LCD-48
LCD-08
LCP-135
LCP-131
LCP-98
LCP-34
LCP-55
LCD-38
LCP-35
LCD-25
LCD-21
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collars
1K
dh ass
5K
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geology
5K
e:2088.70 n:2029.23 z:1173.07 diff:0.00 0.00 0.00 azm:0.00 dip:0.00 (0.00%, 1:0.00) dist:0.00
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Figure : Mandibula – Geological Structure and Interpretation

The following description of the controls on and attitude of the mineralisation was supplied ():

•

Fault 1 (Mfa1-WF)

Definite hard boundary, where mineralisation east and west of this fault both dip 40-50º to the east and strike approximately north.

•

Fault 2 (Mfa2_WF)

Interpreted hard boundary.  Mineralisation dips sub-vertically.

•

Basement structure (Mba1_WF)

Hard boundary.  Any mineralisation beneath is sub-parallel to structure.

The deposit was divided into 2 domains based on the details and wire frames discussed above:

•

Domain 1 occurs east of fault 2.  Mineralisation dips 50º to the east

•

Domain 2 occurs west of fault 2, Mineralisation dips sub-vertically.

Insufficient data exist in other domain areas to be of any significance during grade estimation.

5.2.2

Data Distribution

Holes at Mandibula are drilled on nominal 100m and 50m sections.  Spacing of holes on section varies, and holes are mostly drilled to the west and dip between 45º-65º, with some vertical holes.

5.2.3

Sample Composites

Drill hole assay samples were collected over a range of down hole intervals from <1m to 3m.  A nominal 1.0m sample composite length was chosen.  Channel samples were not composited.

For subsequent analysis and estimation, the raw samples were flagged by domain using the wireframe models and then composited within each zone.  The composite length was chosen to give sufficient samples for MIK estimation.

Samples with no silver grade and gold less than 0.5g/t were set to 0.15g/t Ag to limit the influence of the higher values during estimation.

5.2.4

Univariate Analysis – Gold and Silver

The statistics of gold are shown in ().

Table : Univariate Statistics of Gold and Silver

Domain	1	2	all
	Au	Au	Ag
data	3,091	717	535
mean	0.38	0.38	2.44
Coef varn	5.60	1.30	1.02
minimum	0.00	0.00	0.30
q1	0.01	0.08	0.90
median	0.05	0.20	1.70
q3	0.22	0.45	3.30
maximum	56.10	3.77	26.11
irq	0.21	0.37	2.40

It is important to note that the coefficient of variation for gold is greater than 2 for domain 1.  As discussed in previous sections Multiple indicator kriging (MIK) is considered the most appropriate estimation method for this type of grade distribution because it specifically accounts for the changing spatial continuity at different grades through a set of indicator variograms at a range of grade thresholds.  MIK avoids the problem of grade cutting, which can be somewhat arbitrary.

5.2.5

Bivariate Analysis

The scatter plot for gold and silver for all data () shows very poor correlation between the two elements with a linear correlation coefficient of only 0.17.  The average Ag:Au ratio based on the available raw data is 31.

Figure : Scatter Plot of Gold and Silver – Mandibula

5.2.6

Spatial Analysis

Analysis of the spatial distribution of grades for Mandibula consisted of indicator variograms for gold and ordinary variography for silver.

Indicator variography and estimation was performed using 14 cumulative grade probability thresholds for gold.  This was based on deciles to 70%, then at 5% intervals to 95%, then 97 and 99% ().  The additional class intervals at the upper end of the grade range were used to better define the important high grade tail of the gold distribution.

Table : Gold Indicator Classes for Mandibula

	Domain 1		Domain 2
CumProb	GradThres	ClassMean	GradThres	ClassMean
0.10	0.01	-0.002	0.03	0.015
0.20	0.01	0.005	0.06	0.045
0.30	0.01	0.010	0.10	0.080
0.40	0.03	0.019	0.14	0.122
0.50	0.05	0.035	0.20	0.169
0.60	0.09	0.067	0.26	0.223
0.70	0.17	0.124	0.37	0.318
0.75	0.22	0.194	0.45	0.419
0.80	0.32	0.264	0.57	0.523
0.85	0.52	0.426	0.72	0.656
0.90	0.87	0.645	1.08	0.820
0.95	1.59	1.161	1.51	1.338
0.97	2.16	1.810	1.71	1.591
0.99	3.84	2.908	2.22	1.862
1.00	56.10	12.853	3.77	2.814

Typical examples of the indicator variograms are shown in ().

Variogram: au_azm0pln-50_Ind_4.50
Variogram γ(h)
lag distance (h)
1185
1860
4537
1876
1340
0
0.2
0.4
0.6
0.8
1.0
1.2
6
12
18
24
30
36

Variogram: au_azm90pln0_Ind_4.50
Variogram γ(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
24
48
72
96
1119
2509
2404
637
4811

Variogram: au_azm180pln-40_Ind_4.50
Variogram Y(h)
lag distance (h)
0
0.2
0.4
0.6
0.8
1.0
1.2
0
2
4
6
8
10
5627
6172
5814
5888
5444
5627

Figure : Median Indicator Variograms of Gold.

(Domain1: down dip, along strike down hole)

Ordinary variogram models of gold and silver, are shown in () are tabulated in ().

Variogram: au_azm0pln-50
variogram γ(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
6
12
18
24
30
36
3231
3189
3491
6069
3927
3122
Model Params:
c0: 0.1 nugget 0.0
c1: 0.74 expon 5.5
c2: 0.16 spher 24.
total: 1.

Variogram: ag_azm0pln-50
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
6
12
18
24
30
36
3231
3189
3491
6069
3927
3122
Model Params:
c0: 0.3 nugget 0.0
c1: 0.2 expon 18.
c2: 0.5 spher 21.
total: 1.

Variogram: au_azm90pln0
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
110
4264
1007
5246
3581
4853
Model Params:
c0: 0.1 nugget 0.0
c1: 0.74 expon 22.
c2: 0.16 spher 44.
total: 1.

Variogram: ag_azm90pln10
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
101
1777
3281
7140
1187
6088
2353
Model Params:
c0: 0.3 nugget 0.0
c1: 0.2 expon 14.
c2: 0.5 spher 22.
total: 1.

Variogram: au_azm180pln-40
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
9
6403
7051
6584
6790
6312
6571
Model Params:
c0: 0.1 nugget 0.0
c1: 0.74 expon 10.
c2: 0.16 spher 180.
total: 1.

Variogram: ag_azm180pln-40
variogram Y(h)
lag distance (h)
1.2
1.0
0.8
0.6
0.4
0.2
0
0
9
6403
7051
6584
6790
6312
6571
Model Params:
c0: 0.3 nugget 0.0
c1: 0.2 expon 4.
c2: 0.5 spher 23.
total: 1.

Figure : Variograms of Gold and Silver for Mandibula

Table : Mandibula Variogram Models

Gold	Structure		Variance	X range	Y Range	Z range
Gold	nugget		0.10
	C1	exp	0.74	5.5	22	10
	C2	sph	0.16	24	44	180
Silver	nugget		0.3
	C1	exp	0.2	18	14	4
	C2	sph	0.5	21	22	23

5.3

Estimation

Two resource estimates were prepared for Mandibula – an OK estimate for gold and silver and an MIK estimate for gold.  The final preferred model has an MIK estimate for gold and a regularised OK estimate for silver.

The extent of the new models is given in ().  The MIK model used 5x25x10m blocks, while the OK model used 2.5x12.5x10m blocks.

Ideally, the MIK model would use blocks equivalent in size to the data spacing.   At Mandibula this would be 50m along strike.  However to maintain consistency with other areas a smaller block size was used.

Table : Mandibula MIK Model Dimensions

	X	Y	Z
Origin	1780	1300	1020
Maximum	2155	2375	1290
Block Size	5	25	10
Number of blocks	75	43	27
Length	375	1075	270

For the OK model (), the block size was reduced by 50% in the X and Y directions.

Table : Mandibula OK Model Dimensions

	X	Y	Z
Origin	1780	1300	1020
Maximum	2155	2375	1290
Block Size	2.5	12.5	10
Number of blocks	150	86	27
Length	375	1075	270

The search ellipse has a strike of 360º and variable dips according to the structural domains.  Details of the search strategy for the OK model are given ().

Table : Mandibula OK Search Strategy

Pass/Radii	x	y	z
1	25	50	10
2	50	100	20
Rotations domain 1&4		50E
Rotations domain 2		-90
Pass/Samples
	min	max	octants
1	16	32	4
2	8	32	2

The search strategy for the MIK estimate was similar (), though more samples were required to produce robust recoverable estimates.

Table : Mandibula MIK Search Strategy

Pass/Radii	x	y	z
1	50	50	10
2	100	100	20
Rotations domain 1&4		50E
Rotations domain 2		-90
Pass/Samples
	min	max	octants
1	16	32	4
2	16	32	4

Nominal 1.0m composites were used for estimation.  The OK model for gold and silver used hard boundaries between domains (i.e. only using data from within that domain).  The MIK model used soft boundaries, which in GS3 uses the relative rankings of samples outside the domain when estimating blocks within each domain.

Gold grades used in the OK model were cut at 15g/t Au.

The entire model was assigned a nominal density of 2.60t/m3, which seems acceptable because there is no obvious oxidation near surface.

A comparison of the MIK and OK model results for gold is given below (and ).  For both models, only blocks estimates in the first 2 search passes are reported.

Table : Mandibula Model Comparison

Model	MIK			OK			% Differences
cut-off	Mt	g/t Au	Moz Au	tonnes	g/t Au	Moz Au	Mt	g/t Au	Moz Au
0.30	8.39	0.82	0.22	9.42	0.74	0.22	-11%	11%	-1%
0.50	5.30	1.06	0.18	6.05	0.92	0.18	-12%	15%	1%
0.70	3.34	1.34	0.14	3.84	1.11	0.14	-13%	20%	4%
1.00	1.78	1.78	0.10	1.81	1.43	0.08	-2%	25%	22%
1.50	0.77	2.53	0.06	0.41	2.23	0.03	90%	13%	115%
2.00	0.44	3.17	0.04	0.12	3.56	0.01	260%	-11%	220%

Figure : Grade-Tonnage Curves for MIK and OK Gold Models – Mandibula

The OK model has higher tonnage and lower grade than the MIK model at the lower cut-off grades examined, and the MIK model tonnage is higher above the 1.0g/t Au cut-off grade.

5.4

Resource Classification

The resource classification for the Mandibula MIK gold model is based primarily on the estimation search pass, which is determined by data density.  A breakdown of the resources by estimation pass at the economic cut-off grades (0.5g/t Au) is given in ().  The first search pass is considered to be an Indicated resource, while the second pass has been classified as an Inferred resource.

Table : Mandibula Resource Classification

(at 0.5% Au Cut-off Grade)

	Mt	Au g/t	Ag g/t	Moz Au	Moz Ag
Indicated	1.33	1.16	1.08	0.05	0.05
Inferred	3.97	1.03	0.46	0.13	0.06
Total	5.3	1.06	0.62	0.18	0.11

The silver estimates are based much less actual data (535/1,628 1m composites = ~33%) than the gold estimates and the bulk of the silver “data” are an assumed value of 0.15g/t where Au <0.5g/t.  Therefore, the silver grade estimates can only be considered as indicative order of magnitude estimates and cannot be reported according to the JORC code.

If Exeter wish to report silver resources, a substantial silver assay program will be required to ensure that there are silver assays within and immediately adjacent to all the zones of significant gold mineralisation.

5.5

Model Validation

The Mandibula model was validated by visual comparison of block and drill hole grades, comparison of model and data statistics, examination of grade-tonnage curves and comparison with previous estimates.

The visual comparison of block and drill hole grades on screen in ‘Minesight’ showed reasonable agreement between the data and estimates, and the domain boundaries have been honoured.

A comparison of model and data statistics shows comparable average gold grades (0.38 versus 0.40g/t Au).

The grade-tonnage curves show smooth gradational distributions without unusual kinks, which appear plausible.

Conclusions

The database for La Cabeza generally appears to be satisfactory for resource estimation, although H&S has not performed detailed validation of this information.  H&S accepted the data in good faith as an accurate, reliable and complete representation of the available information, but responsibility for quality of the data rests with PGM.

The new gold estimates have been reported according to the JORC Code and the authors have the requisite experience to act as Competent Persons under the code.

Silver estimates are based on very little actual data and cannot be reported according to the JORC code.  Further silver assaying would be required for the public reporting of any silver resource.

Recommendations

The La Cabeza database requires independent validation to ensure its accuracy and completeness, if Exeter requires H&S to assume responsibility for the data in public reporting.

The sampling and assaying quality control data needs to be compiled and analysed as part of database validation.

The quality of RC drilling needs to be assessed by twinning some holes with diamond core.  Sample weights should be recorded for RC drilling as an indication of sample recovery and integrity.

Further work appears to be required to improve the geological interpretation of the deposits and the understanding of the controls on mineralisation.

Additional drilling is required to better define the continuity of mineralisation and to allow some Measured resources to be defined.

Additional assaying for silver will be necessary if more reliable estimates are required for this element.

Appendix 1.

Data Listings

Cuello Holes used for Resource Estimation

Hole ID	Intervals
LCD-06	28
LCD-11	48
LCD-16	103
LCD-17	67
LCD-18	110
LCD-20	22
LCD-22	121
LCD-23	173
LCD-24	50
LCD-27	73
LCD-31	44
LCD-33	63
LCD-35	54
LCD-37	79
LCD-41	52
LCD-43	39
LCD-55	55
LCD-58	118
LCD-59	116
LCD-60	85
LCP-104	18
LCP-127	20
LCP-128	30
LCP-17	47
LCP-30	28
LCP-31	61
LCP-32	16
LCP-33	52
LCP-47	53
LCP-49	48
LCP-61	31
LCP-74	33
LCP-81	50
LCP-82	44
LCP-87	59
LCP-88	31
LCP-95	40
LCP-99	32
CHCU1i	2
CHCU1ii	7
CHCU2	9
CHCU3i	5
CHCU3ii	13
CHCU4i	31
CHCU4iii	4

Ojo Holes used for Resource estimation

Hole ID	Intervals	Hole ID	Intervals
LCD-28	57	CHOJ1i	1
LCD-29	63	CHOJ1ii	3
LCD-34	66	CHOJ1iv	4
LCD-49	8	CHOJ1ix	5
LCD-49A	40	CHOJ1v	1
LCD-56	38	CHOJ1vi	4
LCP-101	42	CHOJ1vii	4
LCP-103	21	CHOJ1x	14
LCP-106	34	CHOJ1xi	3
LCP-107	43	CHOJ1xii	23
LCP-108	26	CHOJ1xiv	9
LCP-109	32	CHOJ2Bi	2
LCP-110	26	CHOJ2Bii	1
LCP-116	21	CHOJ2i	7
LCP-118	18	CHOJ2ii	3
LCP-119	29	CHOJ2iii	18
LCP-123	21	CHOJ2iv	11
LCP-124	38	CHOJ2ix	10
LCP-125	46	CHOJ2v	9
LCP-126	47	CHOJ2vi	5
LCP-133	62	CHOJ2vii	9
LCP-27	55	CHOJ2x	17
LCP-28	20	CHOJ2xi	9
LCP-29	33	CHOJ3i	3
LCP-43	25	CHOJ3ix	12
LCP-44	20	CHOJ3vii	9
LCP-65	70	CHOJ3x	6
LCP-67	34	CHOJ3xi	33
LCP-68	57	CHOJ4Ai	7
LCP-69	50	CHOJ4Aii	4
LCP-73	33	CHOJ4ix	12
LCP-75	31	CHOJ4vii	4
LCP-76	28	CHOJ4x	28
LCP-77	21	CHOJ5i	2
LCP-79	54	CHOJ5ii	9
LCP-80	23	CHOJ5iii	17
LCP-90	50	CHOJ5iv	7
LCP-92	72	CHOJ6i	1
LCP-93	47	CHOJ6ii	13
LCP-94	41
LCP-97	36

Appendix 2.

Potential Excessive

Down Hole Deviation

Holes with Potential Excessive Deviation

BHID	PREV AT	AT	PREV BRG	BRG	PREV DIP	DIP	DEVIATION	LENGTH	DEV RATE
LCP-123	48	50	264.5	264.5	-47	-50	3	2	1.5
LCD-47	0	5	270	279.5	-45	-45	6.71	5	1.34
LCD-48	0	5	90	98.5	-45	-44	6.14	5	1.23
LCP-86	0	3	20	36.5	-80	-79	3.16	3	1.05
LCP-113	0	5	90	91	-55	-50	5.04	5	1.01
LCP-27	50	52	89	89	-58	-56	2	2	1
LCP-44	0	5	90	95.5	-55	-51.5	4.8	5	0.96
LCD-39	0	5	270	276.5	-45	-45	4.59	5	0.92
LCP-46	0	5	90	98.5	-60	-62	4.58	5	0.92
LCD-60	0	5	270	268.5	-59	-54.5	4.57	5	0.91
LCP-17	0	3	270	274.5	-55	-56	2.74	3	0.91
LCP-118	0	5	270	276.5	-60	-58	3.9	5	0.78
LCD-33	0	5	270	272.5	-50	-46.5	3.88	5	0.78
LCP-47	0	3	270	269.5	-55	-53	2.02	3	0.67
LCP-126	0	5	90	92.5	-55	-52	3.35	5	0.67
LCP-54	0	5	270	275.5	-60	-58.5	3.19	5	0.64
LCP-06	42	50	88.5	93.5	-54	-58	4.88	8	0.61
LCD-55	0	5	270	274.5	-55	-53.5	3.03	5	0.61
LCD-08	0	5	100	99.5	-45	-42	3.02	5	0.6
LCD-30	0	5	270	269.5	-55	-52	3.01	5	0.6
LCP-103	40	45	272.5	272.5	-54	-57	3	5	0.6
LCP-125	0	5	60	379.5	-90	-87	3	5	0.6
LCD-44	0	5	235	237.5	-50	-47.5	2.99	5	0.6
LCP-121	0	5	90	87.5	-50	-47.5	2.99	5	0.6
LCP-105	0	5	270	274.5	-50	-50	2.89	5	0.58
LCP-110	0	5	270	273.5	-55	-53	2.87	5	0.57
LCP-92	0	5	270	265.5	-55	-54	2.8	5	0.56
LCP-124	0	5	90	83.5	-65	-65	2.75	5	0.55
LCP-123	0	5	270	266.5	-50	-48.5	2.73	5	0.55
LCD-42	0	5	270	273.5	-45	-44	2.69	5	0.54
LCP-73	0	5	90	94.5	-55	-54.5	2.64	5	0.53
LCD-37	0	5	270	269	-55	-52.5	2.57	5	0.51
LCD-53	0	5	270	270.5	-45	-42.5	2.53	5	0.51
LCP-112	0	5	90	90.5	-55	-52.5	2.52	5	0.5
LCP-106	0	5	60	113.5	-90	-87.5	2.5	5	0.5
LCP-125	45	48	60	60	-86	-87.5	1.5	3	0.5
LCP-44	5	15	95.5	87.5	-51.5	-52	4.98	10	0.5
LCD-35	0	5	270	272.5	-55	-53	2.48	5	0.5

Appendix 3.

Indicator Variogram

 Models

Cuello Indicator Variogram Models

Indicator	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10	-	-	-
	1	0.30	4	25	25
	2	0.50	12	25	47
	3	0.10	12	25	47
2	Nugget	0.10	-	-	-
	1	0.30	3.5	25	25
	2	0.50	18	25	72
	3	0.10	18	30	72
3	Nugget	0.10	-	-	-
	1	0.45	3.5	25	25
	2	0.35	15	25	70
	3	0.10	15	35	70
4	Nugget	0.10	-	-	-
	1	0.50	8	25	25
	2	0.30	10	25	90
	3	0.10	10	40	90
5	Nugget	0.10	-	-	-
	1	0.50	7.5	25	47
	2	0.30	15	25	90
	3	0.10	15	40	90
6	Nugget	0.10	-	-	-
	1	0.45	7.5	25	40
	2	0.35	24	25	80
	3	0.10	24	40	80
7	Nugget	0.10	-	-	-
	1	0.45	6.5	25	40
	2	0.35	30	25	80
	3	0.10	30	40	80
8	Nugget	0.10	-	-	-
	1	0.22	2	25	50
	2	0.58	24	25	80
	3	0.10	24	40	80
9	Nugget	0.15	-	-	-
	1	0.20	1.5	25	50
	2	0.50	20	25	76
	3	0.15	20	40	76
10	Nugget	0.15	-	-	-
	1	0.20	3.5	25	25
	2	0.50	14	25	76
	3	0.15	14	40	76
11	Nugget	0.20	-	-	-
	1	0.20	4	25	50
	2	0.40	13	25	70
	3	0.20	13	25	70
12	Nugget	0.25	-	-	-
	1	0.20	4	25	50
	2	0.40	6	25	64
	3	0.15	6	25	64
13	Nugget	0.30	-	-	-
	1	0.15	4	25	50
	2	0.40	4	25	60
	3	0.15	4	25	60
14	Nugget	0.40	-	-	-
	1	0.10	3	20	25
	2	0.40	3	20	28
	3	0.10	3	20	28

Ojo Indicator Variogram Models

Indicator	Structure	Variance	X Range	Y Range	Z Range
1	Nugget	0.10	-	-	-
	1	0.35	50	25	4.5
	2	0.45	50	25	4.5
	3	0.10	50	50	15
2	Nugget	0.10	-	-	-
	1	0.35	63	25	4
	2	0.40	63	25	10
	3	0.15	63	50	50
3	Nugget	0.10	-	-	-
	1	0.33	65	25	4
	2	0.47	65	25	40
	3	0.10	65	50	40
4	Nugget	0.10	-	-	-
	1	0.33	75	25	4
	2	0.47	75	25	45
	3	0.10	79	50	45
5	Nugget	0.10	-	-	-
	1	0.30	70	25	4
	2	0.50	70	25	45
	3	0.10	70	50	45
6	Nugget	0.10	-	-	-
	1	0.30	75	25	2.5
	2	0.50	75	25	50
	3	0.10	75	50	50
7	Nugget	0.15	-	-	-
	1	0.35	65	25	3.5
	2	0.40	65	25	35
	3	0.10	65	50	35
8	Nugget	0.15	-	-	-
	1	0.35	48	25	4.5
	2	0.40	60	25	40
	3	0.10	60	50	40
9	Nugget	0.20	-	-	-
	1	0.35	35	25	12
	2	0.35	50	25	20
	3	0.10	50	50	20
10	Nugget	0.20	-	-	-
	1	0.35	25	25	10
	2	0.35	48	25	15
	3	0.10	48	40	15
11	Nugget	0.20	-	-	-
	1	0.35	25	25	6.5
	2	0.35	37	25	6.5
	3	0.10	50	40	6.5
12	Nugget	0.25	-	-	-
	1	0.30	25	25	7
	2	0.35	40	25	7
	3	0.10	50	40	7
13	Nugget	0.30	-	-	-
	1	0.30	25	25	7
	2	0.30	25	25	7
	3	0.10	50	25	8
14	Nugget	0.40	-	-	-
	1	0.30	15	15	5
	2	0.20	15	15	5
	3	0.10	15	15	5

Domain 1&4	nugget	Structure 1					Structure 2					Rotations
CDF	variance	type	variance	Ax	Ay	Az	type	variance	Ax	Ay	Az	X	Y	Z
0.1	0.10	exp	0.34	4.5	20	9	sph	0.56	30	46	19		-35	15
0.2	0.12	exp	0.27	5.5	24	10	sph	0.61	76	48	15		-35	15
0.3	0.12	exp	0.48	7	24	6	sph	0.4	54	48	30		-35	15
0.4	0.15	exp	0.45	7	33	6.5	sph	0.4	76	52	26		-35	15
0.5	0.15	exp	0.45	7	35	6	sph	0.4	94	62	36		-35	15
0.6	0.15	exp	0.5	9	38	5	sph	0.35	56	70	37		-35	15
0.7	0.20	exp	0.54	12	38	6	sph	0.26	49	70	60		-35	15
0.75	0.20	exp	0.54	13	66	6.5	sph	0.26	27	85	54		-35	15
0.8	0.24	exp	0.54	11	58	7.5	sph	0.22	94	85	58		-35	15
0.85	0.28	exp	0.54	15	43	5.5	sph	0.18	94	61	58		-35	15
0.9	0.35	exp	0.54	18	35	5.5	sph	0.11	80	60	18		-35	15
0.95	0.35	exp	0.54	7	32	9	sph	0.11	20	56	14		-35	15
0.97	0.35	exp	0.54	6	32	4.5	sph	0.11	16	42	14		-35	15
0.99	0.56	exp	0.36	5	40	2	sph	0.08	10	82	4		-35	15

Luna Indicator Variogram Models

Domain 2	nugget	Structure 1					Structure 2					Rotations
CDF	variance	type	variance	Ax	Ay	Az	type	variance	Ax	Ay	Az	X	Y	Z
0.1	0.30	exp	0.4	43	52	13	sph	0.3	48	135	36		90	15
0.2	0.35	exp	0.4	45	62	12	sph	0.25	48	145	56		90	15
0.3	0.30	exp	0.4	17	54	12	sph	0.3	72	115	40		90	15
0.4	0.30	exp	0.4	16	52	23	sph	0.3	66	115	41		90	15
0.5	0.30	exp	0.4	12	56	22	sph	0.3	54	120	39		90	15
0.6	0.34	exp	0.4	20	68	26	sph	0.26	64	140	49		90	15
0.7	0.38	exp	0.4	35	52	32	sph	0.22	80	270	56		90	15
0.75	0.44	exp	0.4	37	58	22	sph	0.16	210	390	140		90	15
0.8	0.44	exp	0.4	39	68	26	sph	0.16	260	375	30		90	15
0.85	0.50	exp	0.4	100	111	22	sph	0.1	285	216	50		90	15
0.9	0.50	exp	0.4	100	82	20	sph	0.1	285	246	50		90	15
0.95	0.50	exp	0.4	55	68	8	sph	0.1	74	186	17		90	15
0.97	0.60	exp	0.3	26	52	8	sph	0.1	48	92	17		90	15
0.99	0.60	exp	0.3	66	40	15	sph	0.1	91	46	26		90	15

Luna Indicator Variogram Models

Domain 3	nugget	Structure 1					Structure 2					Rotations
CDF	variance	type	variance	Ax	Ay	Az	type	variance	Ax	Ay	Az	X	Y	Z
0.1	0.10	exp	0.34	4.5	20	9	sph	0.56	30	46	19		40	15
0.2	0.12	exp	0.27	5.5	24	10	sph	0.61	76	48	15		40	15
0.3	0.12	exp	0.48	7	24	6	sph	0.4	54	48	30		40	15
0.4	0.15	exp	0.45	7	33	6.5	sph	0.4	76	52	26		40	15
0.5	0.15	exp	0.45	7	35	6	sph	0.4	94	62	36		40	15
0.6	0.15	exp	0.5	9	38	5	sph	0.35	56	70	37		40	15
0.7	0.20	exp	0.54	12	38	6	sph	0.26	49	70	60		40	15
0.75	0.20	exp	0.54	13	66	6.5	sph	0.26	27	85	54		40	15
0.8	0.24	exp	0.54	11	58	7.5	sph	0.22	94	85	58		40	15
0.85	0.28	exp	0.54	15	43	5.5	sph	0.18	94	61	58		40	15
0.9	0.35	exp	0.54	18	35	5.5	sph	0.11	80	60	18		40	15
0.95	0.35	exp	0.54	7	32	9	sph	0.11	20	56	14		40	15
0.97	0.35	exp	0.54	6	32	4.5	sph	0.11	16	42	14		40	15
0.99	0.56	exp	0.36	5	40	2	sph	0.08	10	82	4		40	15

Luna Indicator Variogram Models

	nugget	Structure 1					Structure 2					Structure 3					Rotations
CDF	variance	type	variance	Ax	Ay	Az	type	variance	Ax	Ay	Az	type	variance	Ax	Ay	Az	X	Y	Z
0.1	0.15	exp	0.23	17	67	15	exp	0.25	21	92	13	sph	0.38	23	163	118	-69	20	-42
0.2	0.15	exp	0.4	27	23	10	exp	0.06	42	55	9	sph	0.39	4	38	18	-24	-50	-56
0.3	0.15	exp	0.03	60	21	64	exp	0.09	22	21	3	sph	0.73	21	18	4	-70	15	-40
0.4	0.15	exp	0.05	2	19	4	exp	0.01	4	13	3	sph	0.78	28	34	4	-70	37	-56
0.5	0.2	exp	0.01	2	17	4	exp	0.03	6	25	4	sph	0.76	11	41	4	-3	44	-3
0.6	0.2	exp	0.05	10	26	4	exp	0.01	14	20	2	sph	0.74	23	41	4	6	30	3
0.7	0.24	exp	0.01	4	21	13	exp	0.01	6	15	5	sph	0.73	4	41	41	-1	-61	-8
0.75	0.24	exp	0.01	3	15	36	exp	0.02	3	8	9	sph	0.72	4	41	41	-1	-61	-59
0.8	0.26	exp	0.02	18	15	2	exp	0.23	7	21	2	sph	0.49	16	41	4	-3	39	-2
0.85	0.3	exp	0.05	2	16	19	exp	0.03	7	2	17	sph	0.62	3	31	31	0	-12	-57
0.9	0.4	exp	0.01	2	21	8	exp	0.01	2	12	2	sph	0.57	2	4	14	-7	-51	-43
0.95	0.4	exp	0.02	2	8	15	exp	0.01	2	17	2	sph	0.56	2	17	2	-57	-49	-60
0.97	0.4	exp	0.01	11	8	2	exp	0.01	2	8	2	sph	0.57	6	6	2	-41	33	-22
0.99	0.4	exp	0.01	2	15	5	exp	0.02	2	20	2	sph	0.56	2	21	2	-58	-57	-67

Mandibula Indicator Variogram Models

#

Appendix 4.

Data from Exeter

Adobe Reader - [NoteForH_S.pdf]

exeter RESOURCE CORPORATION

TSX Venture XRC

Martin Zapata 445, Mendoza, cp5500, Argentina
Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

La Cabeza Project – Resource Work

The following notes are to accompany the data files for the present Hellman & Schofield Resource estimation for the La Cabeza Project, Argentina.

1.0 Data Files

The following files have been sent:

ASS_TOT.txt

This is the total drill hole assay interval file.

COL_TOT.txt

This is the collar file of all drill holes. It includes coordinates in Gauss Kruger format with true azimuth as well as calculated local grid coordinates and local hole azimuths. Each hole includes a prospect/deposit code, where:

1. Cuello
2. Luna
3. Ojo
4. Mandibula
5. Cachete
6. Other

(Where Other = Labio, Oreja, Breccia, Bore, Patilla, IP and Barbilla).

In Micromine I have set up a number of filters to apply calculations, set up displays, etc, via the prospect code. Not sure how Arnold has handled this previously with Datamine. Data files could easily be sorted and separated to enable the set up of individual projects for each deposit if required.

SUR_TOT.txt

This is the down hole survey file of all drill holes. It includes a true azimuth, prospect code and calculated local azimuth.

GEO_TOT.txt

This is the total geology code file of all drill holes.

EXETER RESOURCE CORPORATION M.T. WILLIAMS 1

1 of 6

CHANLC.txt

This is the file of all channel samples (cut with a portable diamond saw… equivalent to ½ core). It includes coordinates in Gauss Kruger format, as well as calculated local grid coordinates and prospect codes.

TOPO_TOT.txt

This is the topography file with all points surveyed via total station theodolite. It includes coordinates in Gauss Kruger format (EAST_GK and NORTH_GK), as well as calculated local grid coordinates in columns as follows:

1. **E_CU_OT & N_CU_OT**: Eastings and Northings, respectively in Cuello (Other) grid format.
2. **E_LUNA & N_LUNA**: Eastings and Northings, respectively in Luna grid format.
3. **E_OJO & N_OJO**: Eastings and Northings, respectively in Ojo grid format.
4. **E_MAN_CAC & N_MAN_CAC**: Eastings and Northings, respectively in Mandibula and Cachete grid format.

If you have problems with Datamine importing values greater than eight (8) values/characters, then you could omit the Gauss Kruger coordinates as they are not necessary. All of the wire frames are in local grid coordinates only.

2.0 Wireframes

The required wireframes are listed below:

Cuello Deposit

CDo1_WF.dxf
CDo2_WF.dxf
CDo3_WF.dxf
CFa2_WF.dxf

Luna Deposit

LFa1_WF.dxf
LFa5_WF.dxf
LFa6_WF.dxf
LDo2_WF.dxf
LDo3_WF.dxf

Ojo Deposit

ODo1_WF.dxf
ODo2_WF.dxf
ODo3_WF.dxf
OFa1_WF.dxf
OFa2_WF.dxf
OFa3_WF.dxf
OFa4_WF.dxf
OFa8_WF.dxf
ODy1_WF.dxf
ODy2_WF.dxf
ODy3_WF.dxf

EXETER RESOURCE CORPORATION M.T. WILLIAMS 2

Adobe Reader - [NoteForH_S.pdf]

NOTE: Where C, L, and O = Cuello, Luna, and Ojo, respectively; and Do, Fa, and Dy = Domain, Fault and Dyke, respectively.
Note there are not any missing files (e.g.: "OFa5_WF", "OFa6_WF", or "OFa7_WF"). Some interpretations were discarded at this time if they had no impact on the future modeling.

3.0 Deposit and Domain Discussion

CUELLO DEPOSIT

The following screen-shot displays the wireframes looking NE:

CFa2_WF (brown)
CDo1_WF (lt. brown)
CDo3_WF (lt. brown)
CDo2_WF (grey)
East
North

The following screen-shot displays the wireframes looking SW:

East
North

EXETER RESOURCE CORPORATION M.T. WILLIAMS 3

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Where;

CDo1_WF.dxf Identifies the main mineralized zone, between CDo1 to CDo2. It was defined by silicification and rock type.
CDo2_WF.dxf Identifies the barren dyke. It was interpreted from rock type.
CDo3_WF.dxf Identifies a change in mineralisation style. Essentially a re-interpretation of a rock type boundary.
CFa2_WF.dxf Interpreted fault, that definitely displaces the barren dyke but it is unclear as to whether it displaces the mineralisation. At this stage I would use it as a hard boundary.

All mineralisation appears to sub-parallel the main dyke/CDo1 boundary.

LUNA DEPOSIT

The following screen-shot displays the wireframes looking NE:

LDo3_WF (yellow)
LDo2_WF (cream)
LFa6_WF (brown)
LFa1_WF (brown)
LFa5_WF (brown)
East
North

The following screen-shot displays the wireframes looking NW:

EXETER RESOURCE CORPORATION M.T. WILLIAMS 4

Adobe Reader - [NoteForH_S.pdf]

Where;

LFa1_WF.dxf Definite hard boundary fault, where mineralisation east and west of this fault both dip 30° – 35° to the west, and strikes approximately north.

LFa5_WF.dxf Definite hard boundary fault, where mineralisation above the fault is terminated, and mineralisation below the fault is interpreted to sub-parallel the structure.

LFa6_WF.dxf Definite hard boundary fault, that terminates mineralisation and other structures.

LDo3_WF.dxf Hard boundary domain, which divides the sub-vertical (to a slight westerly dip) mineralisation to the east (that sub-parallels domain boundary LDo2) with mineralisation that is sub-vertical to a slight easterly dip and sub-parallels the domain boundary LDo3. It was defined by the limit of silica veining and in minor places, 0.3 g/t Au. To the north it appears to be coincident with a fault.

OJO DEPOSIT

The following screen-shot displays the wireframes looking NW:

OFa4_WF (brown)
ODy3_WF (grey)
ODo3_WF (lt. brown)
OFa8_WF (brown)
OFa1_WF (brown)
OFa2_WF (brown)
ODy1_WF (grey)
ODo1_WF (lt. brown)
ODo2_WF (lt. brown)
ODy2_WF (grey)
OFa3_WF (brown)
East
North

The following screen-shot displays the wireframes looking NW:

North
East

EXETER RESOURCE CORPORATION M.T. WILLIAMS 5

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Where;

ODy1_WF.dxf Identifies a barren dyke. It was interpreted from rock type. It cuts both faults; OFa1 and OFa2.
ODy2_WF.dxf Identifies a barren dyke. It was interpreted from rock type.
ODy3_WF.dxf Identifies a barren dyke. It was interpreted from rock type.

ODo1_WF.dxf At depth this is defined by 0.3 g/t Au (which marks a significant drop off in grade), and near surface is defined by interpreted rock types and silicification that appears to sub-parallel the barren dyke. This mineralisation is interpreted to sub-parallel the dyke ODy1.
ODo2_WF.dxf This is defined by 0.3 g/t Au (which marks a significant drop off in grade), where this mineralisation is interpreted to sub-parallel the dyke ODy2.
ODo3_WF.dxf This is defined by 0.3 g/t Au (which marks a significant drop off in grade), where this mineralisation is interpreted to sub-parallel the dyke ODy3.
OFa1_WF.dxf Hard boundary interpreted fault.
OFa2_WF.dxf Hard boundary interpreted fault.
OFa3_WF.dxf Hard boundary interpreted fault.
OFa4_WF.dxf Hard boundary interpreted fault.
OFa8_WF.dxf Hard boundary interpreted fault.

The combination of faults OFa1, OFa2, OFa3, and ODy1 (with its corresponding ODo1) "break" the mineralisation as demonstrated in the following sketch:

W
E
OFa3
ODo1
ODy1
OFa2
OFa1
Mineralisation east of OFa1 dips vertically.
Mineralisation between OFa3 and ODo1 - dips ~ 35° to the west.
Mineralisation between ODo1 and OFa2 - dips ~ 65° to the west.
Mineralisation between OFa1 and OFa2 - dips ~ 55° to the west.

All mineralisation appears to strike sub-parallel to the dyke.

M. Williams
M.T. Williams

EXETER RESOURCE CORPORATION M.T. WILLIAMS 6

exeter RESOURCE CORPORATION

TSX Venture XRC

Martin Zapata 445, Mendoza, cp5500, Argentina
Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

La Cabeza Project – Resource Work PART 2

The following additional notes are to accompany the Mandibula wireframes for the present Hellman & Schofield Resource estimation for the La Cabeza Project, Argentina.

1.0 Data Files

The Mandibula data is included in the previous note.

2.0 Wireframes

The required wireframes for Mandibula are listed below:

Mandibula Deposit

MBa1_WF.dxf
MFa1_WF.dxf
MFa2_WF.dxf

3.0 Deposit and Domain Discussion

MANDIBULA DEPOSIT

The following screen-shot displays the wireframes looking NW:

MFa2_WF (brown)
MFa1_WF (lt. brown)
MBa1_WF (green)

EXETER RESOURCE CORPORATION M.T. WILLIAMS 1

Adobe Reader - [NoteForH_S_Part2.pdf]

The following screen-shot displays the wireframes looking SW:

East
North
North
East

Where;

MBa1_WF.dxf Defines the "basement contact". It is a hard boundary and as elsewhere at La Cabeza, any mineralisation (if it exists) below this contact (or Fault?) is sub-parallel to the structure.

MFa1_WF.dxf Interpreted hard boundary fault that presently has an unknown displacement. Mineralisation west and east of this structure dips between 40° and 50° to the east, with a northerly strike.

MFa2_WF.dxf Interpreted hard boundary fault that defines a structure that is possibly coincident with a breccia boundary. This fault defines the boundary between near vertical mineralisation to the west and the easterly dipping mineralisation to the west. The mineralisation to the west appears to sub-parallel this structure.

M.T. Williams

EXETER RESOURCE CORPORATION M.T. WILLIAMS 2

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Adobe Reader - [GridConversions.pdf]
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exeter
RESOURCE CORPORATION

TSX Venture XRC

Martin Zapata 445, Mendoza, cp5500, Argentina
Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

La Cabeza Project – Grid Conversions

The following detail the grid conversions at the La Cabeza Project:

PROSPECT	BASED ON HOLE	LOCAL GRID	GAUSS KRUGER GRID	BASELINE ORIENTATION
Cuello	LCP-31	10434 E 10200 N	2548977.89 E 5983554.71 N	0° TN
Luna	LCP-41	2000 E 2000 N	2549736.63 E 5985067.22 N	310° T
Ojo	LCP-27	2000 E 2000 N	2548587.00 E 5984732.00 N	300° T
Mandibula	LCP-35	2000 E 2000 N	2548332.63 E 5984355.95 N	310° T
Cachete	LCP-35	2000 E 2000 N	2548332.63 E 5984355.95 N	310° T

Note: Cachete uses the same local grid as Mandibula.

M. Williams

M.T. Williams

EXETER RESOURCE CORPORATION M.T. WILLIAMS 1

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